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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20529

                                   FORM 10-SB

                              TRIMFAST GROUP, INC.
                         (Name of Small Business Issuer)


               NEVADA                                   88-0367136
               ------                                   ----------
  (State or other jurisdiction of          (I.R.S. Employer Identification No.)
   incorporation or organization)

           777 S. Harbour Island Blvd. Suite 260, Tampa, Florida 33602
                    (Address of principal executive offices)

                                 (813) 275-0050
                           (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:

         Title of each class to                 Name of Each Exchange
               be registered
                   None                                 None

Securities to be registered under Section 12(g) of the Act:

         Title of each class                   Name of each exchange on which
         to be registered                      each class is to be registered,


         Common Stock, $.001 Par Value                      None
         -----------------------------                      ----



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ITEM 1.           DESCRIPTION OF BUSINESS.................................................................. 3

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION................................17

ITEM 3.           DESCRIPTION OF PROPERTY..................................................................18

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...........................18

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.............................19

ITEM 6.           EXECUTIVE COMPENSATION...................................................................20

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........................................20

ITEM 8.           DESCRIPTION OF SECURITIES................................................................21

PART II

ITEM 1.           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.................................22

ITEM 2.           LEGAL PROCEEDINGS........................................................................24

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS............................................24

ITEM 4.           RECENT SALE OF UNREGISTERED SECURITIES...................................................24

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS................................................26

PART III.

PART F/S FINANCIAL STATEMENTS

INDEX TO EXHIBITS

DESCRIPTION OF EXHIBITS
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References in this document to "us," "we," or "the Company" refer to TrimFast
Group, Inc., its predecessors and its subsidiaries.

ITEM 1.   DESCRIPTION OF THE BUSINESS.
(a)      Business Development.
We were incorporated in the State of Nevada on February 23, 1987 as Kendrex Systems, Inc. On November 18, 1996, we reverse split our common stock. We issued one (1) new share of our common stock in exchange for five (5) outstanding shares of our common stock. On the same day, we entered into a reverse acquisition with HLHK World Group, Inc. (hereinafter "World Group"), a Nevada corporation, and subsequently changed our name to HLHK World Group, Inc. World Group was in the business of telecommunications, an area in which we wished to pursue the available opportunities. Pursuant to the terms of this acquisition, we issued 6,000,000 of our post-split common shares to the shareholders of World Group plus 250,000 of our post-split shares as finder's fees. As a result of this transaction, World Group became our wholly owned subsidiary.

On August 12, 1998, we acquired TrimFast, Inc., a Florida Corporation, (hereinafter "TrimFast Florida") in a common stock for common stock exchange. At the time of this transaction, TrimFast Florida was engaged in the business of formulating and distributing dietary and vitamin supplements. Pursuant to the terms of this merger, we issued 13, 705,488 shares of our common stock to the shareholders of TrimFast Florida. As a result of this acquisition, TrimFast Florida became our wholly owned subsidiary. We entered into this transaction because we felt that the nutrition and vitamin supplement field represented a business opportunity for us. On September 4, 1998, we changed our name to TrimFast Group, Inc. On December 20, 1998 we reverse split our common stock. We issued one (1) new share of our common stock in exchange for ten (10) outstanding shares of our common stock.

On September 4, 1998, we incorporated Body Life Sciences, Inc. (hereinafter "Body Life"), a Florida corporation, as a wholly owned subsidiary of TrimFast Florida. We formed this subsidiary in order to expand our business by offering products under the Body Life tradename.

On March 18, 1999, we acquired IMMMU, Inc. (hereinafter "IMMMU"), a Delaware corporation, and IMMCEL Pharmaceuticals, Inc. (hereinafter "IMMCEL"), a New York corporation, both engaged in the business of developing nutritional supplements manufactured by third parties. Pursuant to the terms of this acquisition, IMMMU and IMMCEL became our wholly owned subsidiaries. We issued 235,000 shares of our common stock, $50,000 in cash, an option agreement based upon performance criteria and an employment agreement pursuant to the terms of the agreement. Leo Ehrlich, the former president and principal shareholder of both IMMMU and IMMCEL, is to receive a salary of $75,000 per year plus a bonus based on pre-tax profits. The agreement is for a term of five years and may be renewed by the parties in one-year increments.

On April 21, 1999, we formed a new division of our company, Nutrition Cafe, Inc. doing business as NutritionCafe.com. This is an Internet website business established to provide nutritional information, provide links to other informative sites and to market and sell our products.

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On May 24, 1999, we acquired the assets of Ice Cold Water, Inc. (hereinafter
"Ice Water"), a Florida corporation incorporated on August 7, 1997, for $120,000. At the time of this transaction, Ice Water was engaged in the business of selling bottled water and leasing water coolers in Tampa, Florida and the surrounding metropolitan areas. We entered into this transaction in order to expand our product line to include water products, as we felt it would complement our existing line of nutritional supplements.

(b) Principal Products and their Markets.
NUTRITIONAL PRODUCTS.
We are engaged in the nutraceutical business. We formulate, distribute and market natural dietary supplements and health and fitness products through wholesale and retail outlets. All manufacturing of our products is done by third parties. We also distribute bottled water through our subsidiary Ice Water.

We sell approximately thirty-three (33) varieties of vitamins, nutritional supplements, weight loss and muscle growth supplements and food supplements under the brand line names TrimFast, Body Life Sciences and IMMMU. Our products are formulated in vitamins/minerals combinations with varying potency levels. They are offered in soft-gel, two-piece capsule, chewable, and liquid and powder forms to accommodate various consumer preferences.

We offer the following products under the TrimFast line:
The TrimFast Dietary Supplement was introduced in January of 1999. It is an all-natural herbal formula marketed weight loss supplement. It is sold by distributors and in the following health food stores and weight loss centers:
Ansley's Natural Marketplace, Beehive Natural Foods of Miami, The Honey Tree, Health Quest, Natural Nutrition, Physicians Weight Loss Clinics and Supplement Warehouse. TrimFast was designed to assist in curbing appetite and increasing metabolism to affect the fat burning process. In addition, TrimFast was designed to increase energy and reduce water retention. However, there can be no assurances that this product will have such effects uniformly upon all users since the consuming population is diverse from the standpoint of various metabolic rates. The TrimFast product has also been used in combination with St. Johns Wort to provide the mental drive in implementing the positive effects of St. Johns Wort - reducing stress and nervous tension and causing an alert mood. This product is packaged in a one-month supply bottle.

Immune Blast, introduced in July of 1998, is an all-natural immune system enhancer designed to aid in the prevention of colds and flu. The product is marketed to the distributors: Abyss Distributors and Nutraline Distributors.

Max Impact is an entire product line targeted to convenience stores and gasoline outlets. The products include all-natural packages, thirty count bottles and daily supply packages of St. John's Wort, Trim Fast, Sudden Energy and Ginseng Zing.

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Kicks, introduced in October of 1998, is an all natural chewable multi-vitamin and mineral supplement developed and formulated exclusively for active children and young athletes. This product is designed to compete with national brand children's vitamins such as Flintstones.

The TrimFast Weight Loss Bar is a new product we introduced on June 14, 1999. We designed this product to assist the user in a weight loss program by helping to curb appetite, increase metabolism and increase energy levels; however, there can be no assurance that any one or all of these effects will be produced in all or any case. This product was designed to be implemented in conjunction with a sensible nutritional diet program with exercise. The product was designed to compete with several national companies including Slim Fast, Nestle's, MediFast and Pounds Off nutrition. This product is offered in three flavors, chocolate chocolate chip, chocolate peanut butter and passion fruit.

St. John's Wort: The only herb that has been scientifically studied and proven to elevate mood and positive outlook, reduce stress and nervous tension which is used to treat depression and mood related ailments.

Big Bad Rooster. A supplement designed to stimulate the male and female reproductive, nervous and circulatory systems. The supplement contains an alkaloid, yohimbine, which is believed by some to stimulate blood vessel engorgement in the pelvic area, even though there is no scientific basis for such conclusions.

Herbal Fen. A natural dietary supplement containing 5-Hydroxytryptophan that helps increase brain levels of serotonin, a neurotransmitter which regulates key functions related to moods.

Body Life, our wholly owned subsidiary, will market under its trade name Muscle Recovery nutritional supplement. This product is a comprehensive remedy for muscle aches, pains and soreness. It is to be taken immediately after injury or exercise to boost the body's natural recuperative powers.

There can be no assurances that any of our products will produce the desired results since the consuming population is diverse in their physical, psychological and mental makeup and differs in their metabolic rates, genetic composition and other factors and hence there is no scientific basis for believing that any of the desired results will be produced.


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To date, we have not undergone any research and development of potential new products or regarding any other areas of potential development. Although we plan to devote 2% of our revenues to research and development within the next fiscal year, such plans are totally dependent upon a number of factors, including: sufficient revenue streams to support this expense, the retention of qualified personnel participating in research and development. Currently we employ Steve Kushner, the company nutritionist that has over 20 years of practical experience and trained under Dr. Hazel Parcells. In addition, we must have the ability to attract new qualified personnel to perform research and development and numerous other factors which management may have not currently contemplated.

Competition.
Nutritional and dietary supplement products involve highly competitive markets. We are in the process of developing our marketing strategies and product lines and expect that both will involve an ever-changing and evolving process. Although we will attempt to competitively price our products, provide superior quality products, and achieve success through attentive and efficient customer service and effective marketability strategies, we are limited by a number of factors, including the developmental character of our company and the unpredictability and uncertainty of our future revenues. In addition, we are limited by the intensely competitive nature of the dietary food and vitamin product industry in which more established companies may offer any combination of the following: superior service, more competitive pricing, superior product quality and availability, a variety of marketing strategies and distribution networks and profitability achieved through sales volume and narrow profit margins. There are many well-established competitors with substantially greater financial revenues, as well as, significant new market entrants. Many of these competitors have been in existence for substantially longer periods of time than we have and may be better established in the market where we want to operate. Further, they may have sufficient revenue streams to engage in extensive advertising and promotional campaigns far in excess of our marketing capabilities. In addition, many of the competitors in this field are privately held, leading to unavailability of available data of the size of our competition.
Accordingly, our competition is difficult to assess with any preciseness.

INTERNET ACTIVITIES: NUTRITION CAFE.
Nutrition Cafe, Inc., a wholly owned subsidiary of the Company, launched its Internet site (www.nutritioncafe.com) in June of 1999. Through this Internet site, we intend to offer nutritional products, including vitamins, minerals, dietary supplements, sports nutrition products and homeopathic products for sale to the public. These products are also offered at our retail store located in Clearwater, Florida. Once the Internet site becomes fully operational, we will attempt to market approximately 10,000 vitamins, herbs, dietary supplements and homeopathic products to members at distributor wholesale prices. The Internet site is planned to promote all of our products as well as, market and sell vitamins and nutritional products from such other manufacturers as Met-rx, Prolabs and Nature's Way.

In addition to offering a complete line of vitamins and supplements, the NutritionCafe.com web page plans to offer visitors and members advice relating to a variety of highlighted subject areas including nutrition, health, diet, physical fitness and nutritional supplements. Daily columns on such topics as health care, vitamins, homeopathic remedies, chiropractic care, fitness and exercise may also be provided. Management believes that the subject areas, style and special features will be arranged in a simple, easy-to-use fashion intended to enhance product search and customer knowledge while encouraging membership and repeat business.

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There can be no assurance that the Internet site will become fully operational or will have the ability to effectively market our current products or those of other manufacturers. In addition, there can be no assurance that our Internet site will be able to market a projected 10,000 such products. The marketability rate resulting from our Internet site is dependent upon revenues from our Internet site and other sources, the relative success of promoting our Internet site and competition from well-established Internet sites operated by strong revenue based companies with long-life operational success.

Membership.
Anyone wishing to purchase products from the Nutrition Cafe will be required to purchase a membership at the price of $9.95 per month. It is anticipated that this fee will be automatically charged to the member's credit card or debited from the member's checking account.

Payment.
Payment for orders placed on the NutritionCafe.com website may be made by check, money order or credit card. Because of consumer concern on the issue of utilizing their credit card for Internet purchases, we plan to utilize secure server software. This software encrypts the entire customer personal information including credit card number, name and address, so that it cannot be read during Internet transmission.

Availability and Shipment.
Most of the products that are ordered from the Nutrition Cafe site would be available for shipment within forty-eight (48) hours. Those products not in stock can be ordered from various distributors or directly from the manufacturer. Delivery time for these products can range from two (2) to four
(4) weeks. Orders are planned to be shipped via UPS ground transportation. Express delivery options will be available at an additional cost. We warehouse approximately 2,000 different products at our warehouse facility located in Clearwater, Florida. Our goal is to continue developing our distribution infrastructure to increase efficiency and support greater customer demand.

Marketing And Promotion.
Our marketing strategy is designed to strengthen the NutritionCafe.com brand name, to increase customer traffic to the NutritionCafe.com website, to build customer loyalty, to increase the membership base and to encourage repeat business. We intend to utilize traditional advertising media to gain name recognition in the general public including television, radio and print advertising. We also intend to utilize banners, agreements with search engine providers and hyperlinks. All products sold on our website are offered with a 100% money back guarantee, if the customer is dissatisfied for any reason with the purchase.


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Competition.

The online commerce market, particularly over the Web, is new, rapidly evolving and intensely competitive. Our current or potential competitors include Rexall Sundown, Metabolife and Lifetrends International, each of which may be or are currently offering their products on the Web. We also face competition from such indirect sources as Yahoo and AOL that are involved in online commerce either directly or in collaboration with other retailers, traditional retailers who currently sell, or who may sell, products or services through the Internet. We believe that the principal competitive edge in our market will be brand recognition, price, selection, and a knowledgeable provider of health care products, reliability and speed of performance. As the online commerce market continues to grow, other companies may enter into business combinations or alliances that strengthen their competitive positions. Our prospective customers already have the opportunity to purchase various nutritional supplements from various websites including Greentree.com, RX.com, Drugstore.com and Vitamin.com.

Retail Location.
On May 15, 1999, we opened a Nutrition Cafe retail store at our warehouse facility in Clearwater. The retail establishment occupies approximately 1,300 square feet of space and caters primarily to local clientele. We expect to use this store to test the viability of opening additional Nutrition Cafe retail establishments.

Raw Materials, Suppliers and Manufacturing.
While we employ our own consultants to develop new product mixes, we do not currently manufacture any of our products; instead, we rely on third-party contract manufacturers. Currently, Innovative Labs, Phillips Pharmatech Labs, Inc., Dolisos America, Inc. and Five Star Brands, Inc. manufacture most of the products for TrimFast and Body Life Sciences. Innovative Labs manufactures all products for IMMMU and IMMCEL Pharmaceuticals.

We procure raw materials from various suppliers, but we contract our finished product production to one third party primarily. Since December 1998, we have used a second production factory for some of our products; in the event that any manufacturer ceases operations or cannot continue to manufacture any product for us, we believe that there will be little difficulty in locating a manufacturer to produce any of our products without delivery delays or significantly higher costs.

The raw materials required for the manufacture of our products are readily available from a number of different sources. As such, we do not believe there will be any difficulties obtaining the required raw materials.

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BOTTLED WATER.

We recently acquired the assets of Ice Water, a bottled water distributor located in the Tampa, Florida area. Ice Water delivers bottled water to a base of customers in the Tampa, Florida area. Customers typically either own or rent their water coolers from Ice Water. Rental customers typically sign a one-year contract, providing Ice Water with a modest, but relatively stable stream of revenue from both a monthly cooler rental charge and the sale of bottled water. Water only customers generate revenues for us through the sale of bottled water and ancillary services such as cooler repairs. We believe that direct delivery water cooler companies enjoy several advantages over retailers of bottled water.

Management believes the strong industry growth has been and will continue to be driven by: (i) concerns related to the quality of tap water sources, (ii) consumer preferences for healthy products, (iii) taste preferences over tap water and other refreshment beverages and (iv) favorable demographics.

Tap Water Concerns.
The aging of the tap water supply infrastructure and the high cost of adequately maintaining or replacing existing water delivery systems have resulted in an increase of tap water contamination incidences in recent years. Consequently, there has been a decrease in consumers' confidence in the quality of tap water, accompanied by an increase in consumption of bottled water. Management believes that this trend will continue.

Healthy Products.
There is a movement toward a healthier lifestyle and the consumption of healthy products, a theme that we attempt to promote in our varied line of products. Within the "healthy products" segment, clear or natural colored products are experiencing significant growth. Bottled water is perceived as a product with strong health and fitness appeal.

Competition.
The bottled water industry is highly fragmented in North America. The bottled water market is comprised of approximately 2,500 companies generating approximately $4.0 billion in sales. Of these companies, the five largest companies account for approximately 55% of the total market, with the remainder comprised of hundreds of small regional companies. Management believes that the industry will continue to consolidate as (i) operating leverage of the larger companies makes the smaller companies uncompetitive, (ii) succession issues at many smaller, family owned companies lead a number of independent companies to exit the industry, and (iii) pressure to meet improving water quality standards eliminates low quality producers.

We compete in the "alternative to tap water" market in two areas. First, we compete directly with other home and office delivery bottled water companies in our geographic markets. This segment is highly fragmented with the vast majority of the companies being operated as small entrepreneurial and family-owned businesses. We also compete indirectly with companies that distribute water through retail stores and vending machines.

Management believes that the competitive advantage of water coolers over these alternative distribution channels is primarily based on the convenience of home or office delivery and, to a lesser extent, price. Similarly, we compete with providers of on-premises water filtration systems, including systems distributed through retail outlets, which we believe are aimed at less affluent consumers. In certain markets, we market and provide on-premises water filtration systems.

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The "alternative to tap water" industry also includes a number of well-established, well-capitalized companies. These include Nestle S.A., which owns Perrier and the Perrier Group of America. Perrier Group of America operates the Arrowhead, Poland Spring, Zephyrhills, Ozarka, Oasis and Great Bear brands. Suntory owns Belmont Springs, Hinkley & Schmitt, Crystal, Kentwood, and Polar. BSN Group owns the Evian and Dannon brands and also operates the Crystal Spring (Toronto), Spring Valley, and Laurentian businesses. McKesson Corporation operates the Sparkletts business. Ionics Incorporated operates the Aquacool businesses. In addition, United States Filter Corp. and Culligan Water Technologies, Inc. compete in the water filtration segment.

Business and Products.
We primarily market two types of water. These are spring water and premium drinking water.

Spring Water.
Spring water is water that has been naturally filtered by its passage through various geological layers, and is drawn from a protected underground reservoir called an aquifer. It can then be either bottled at the source or transported in stainless steel tankers to a more strategically located bottling facility. Before bottling, spring water is passed through a micron filter that removes sediment while retaining the natural mineral content of the water. The water is then purified through an industry standard purification process known as ozonation.

The Company draws its spring water from local sources. The spring water is bottled at the source or transported to an independently owned bottling facility. At the bottling facility, the spring water is filtered and ozonated. Ozonation is a process whereby impurities not removed through ordinary filtration are removed through the injection of oxygen. The process involves a special form of oxygen, ozone, which is the strongest disinfectant and oxidizing agent available for water treatment. The added oxygen quickly dissipates and results in tasteless and odorless purification as compared to chlorination. This process is designed to prevent bacteria and other contaminants from being transferred from the spring or the tanker to the finished product.

Premium Drinking Water.
Premium Drinking Water is drawn from local municipal sources. It is passed through a series of carbon and sand filters, processed by either reverse osmosis or deionization, ozonated and then bottled. Premium drinking water has 99.9% of all impurities removed from it, including its natural mineral content.

Premium drinking water, like spring water is obtained from an independent bottler. Premium drinking water is accessed through local, publicly available water supplies. It is further purified through reverse osmosis to remove chlorine and other chemicals frequently found in tap water. The product then goes through the ozonation process prior to bottling as premium drinking water.


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All water is obtained from sources in the Tampa area. We do not do any bottling;
rather, we rely upon independent bottlers to deliver our supply of water bottles and coolers that, in turn, are delivered to our customers.

Water Coolers.
Rental customers typically sign a one-year contract, providing us with a stream of relatively stable revenue from both a monthly cooler rental charge and the sale of bottled water. While pricing varies depending on the water cooler selected and the lease term selected by the customer, our current average monthly rental charge for our coolers is approximately $8 -$10 per month.

We strip down, clean, and redeploy returned water coolers prior to all new installations. Our average cost per water cooler is approximately $150, and we estimates that the average life of a water cooler is ten (10) years. The typical pay back period on a water cooler investment (assuming only rental revenue) is approximately fifteen (15) months. In the event of termination of the rental agreement, water coolers can be readily redeployed at a relatively low cost to us. In addition, we charge a water cooler collection fee in certain markets when a customer opts to discontinue purchasing water.

Delivery.
We believe that one of the most important success factors in the delivered bottled water business is delivery route efficiency. Route efficiency is the critical cost factor in the water cooler business, as the average cost of local delivery per bottle is over four (4) times the cost of preparing one (1) bottle for distribution. However, the marginal distribution cost of an additional bottle on an existing route is relatively low.

Distribution Methods for our Dietary and Nutritional Supplements.
We utilize five different distribution channels for our health and fitness products. These are wholesalers, distributors, food brokers, and direct sales to retail outlets and the Internet. Currently, we distribute to twelve (12) wholesalers and fifteen (15) distributors. We also have agreements with eleven
(11) food brokerage firms that sell products to nationwide retailers and distributors.

Wholesalers buy products directly from us. These wholesalers in turn sell to independent sales agents, who then sell to various retail establishments. The distributors on the other hand buy the product directly from us and resell to various retail outlets. Brokers are contracted to sell our products to retail chains, distributors and wholesalers. Any retail accounts secured by the brokers are directed to the distributors that currently supply the retailer with other products.

Wholesalers and distributors are set up on terms of two percent (2%) fifteen-
(15) days net thirty (30) days as long as pre-approved credit has been established. If credit has not been approved, we require one-half (1/2) of the purchase order price upon ordering and the balance due on delivery.

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We also market through direct response television advertising. Inside sales personnel who work directly for us will accept orders, arrange for production and delivery of the products as required to service demand and co-ordinate delivery of product to retailers and end customers.

Prospective retail locations include convenience stores, supermarkets, drug stores, health clubs, gasoline outlets, restaurants and bars, and health specialty outlets.

Once the purchase order has been verified, shipping instructions are delivered to our distribution center where orders are fulfilled within forty-eight (48) hours. Typically, product orders are generally shipped by UPS ground transportation and customers receive their product within seven (7) days. Express delivery services are also available. Express product orders are generally shipped within twenty-four (24) hours. Special order products may take up to a week to deliver but, in general, can be shipped within seventy-two (72) hours. Unless alternate payment plans are provided, payment is due within thirty
(30) days of delivery.

License Agreement with WCW.
In June 1999 we developed our first private label product by entering into a deal memorandum with the World Championship Wrestling Organization ("WCW") to produce WCW Power Bar/Energy Extreme under the WCW brand name. The deal memorandum is subject to execution of a definitive license agreement. The WCW Power Bars will contain the likeness of a WCW wrestler and have been designed to target an audience of millions of adults and children watching and attending professional wrestling matches. Our WCW Power Bars are scheduled to be introduced into the marketplace in August of 1999. We are in discussions with other companies to produce private label products. Management believes that private branding of nutritional supplements will provide increased future revenues.

Dependence on a Few Customers.
As of December 31, 1998, we had approximately 79 customers, of whom one (1) accounted for approximately sixty percent (60%) of our business and two (2) accounted for an additional thirteen percent (13%) of our business. Although, our marketing strategy contemplates increasing our customer base to 250 there are no assurances that we will meet this goal.

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Intellectual Property.

We currently rely primarily on common law and proprietary protection. Our business prospects will depend largely upon our ability to capitalize on favorable consumer recognition of our trade names. We do not hold a trademark registration for most of our products. We have been granted trademarks in the state of Florida for TrimFast, Herbal Blast and Water with and Attitude. TrimFast has also been registered with the U.S. Patent and Trademark Office. We have applied for trademark protection for Kicks. These applications are currently pending, have not been approved and may not ever be approved. Even, if obtained, there can be no assurance that our trademarks will not violate the proprietary rights of others or that our trademarks would be upheld and not prevented from using our trademarks, if challenged, any of which could have an adverse effect on us. It is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Our inability to protect our trade names will have a material adverse effect on our business, results of operations and financial condition.

We also rely on trade secrets and proprietary know-how, and employ various methods, to protect our concepts. However, such methods may not afford complete protection, and there can be no assurance that others will not independently develop similar know-how or obtain access to our know-how and concepts. We do not maintain confidentiality or non-competition agreements with all of our executives, key personnel or suppliers. There can be no assurance that we will be able to adequately protect our trade secrets. Third parties may assert infringement claims against us or against third parties upon whom we rely and, in the event of an unfavorable ruling on any claim, we may be unable to obtain a license or similar agreement to use technology we rely upon to conduct our business.

Unlike pharmaceutical products that rely on specific combinations of drugs and chemicals, patents cannot protect herbal products. However, management believes that simply knowing the ingredients to an herbal product does not mean that other manufacturers can duplicate the product. Effective trademark, copyright and trade secret protection may not be available in every country in which we may offer or intend to offer or sell our products. Failure to adequately protect our intellectual property rights could harm brand-name recognition, devalue our proprietary content and adversely affect our ability to compete effectively in the marketplace. Further, defending the intellectual property rights could result in the expenditure of significant financial and managerial resources, which could materially affect the operations of the business. While we believe that our steps are adequate to secure our intellectual property rights, there can be no assurance that a third party will not misappropriate any of our proprietary information.

Government Approval.
The manufacturing, processing, formulating, packaging, labeling, distributing, selling and advertising of our products are subject to regulation by one or more federal agencies. The most active regulation has been administered by he Food and Drug Administration (hereinafter the "FDA") which regulates our products pursuant to the Federal Food, Drug and Cosmetic Act (hereinafter the "FDCA") and regulations promulgated thereunder. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, over-the-counter drugs and prescription drugs, medical devices and cosmetics. In addition, the Federal Trade Commission (hereinafter the "FTC") has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of dietary supplements, over the counter drugs, cosmetics and foods.

Although the dietary supplement industry is subject to regulation by the FDA and local authorities, dietary supplements, including vitamins, minerals, herbs and other dietary ingredients, now have been statutorily affirmed as a "food." Dietary supplement companies are authorized to make substantiated statements of nutritional support and, subject to several possible limitations, to market manufacture-substantiated-as-safe dietary supplement products without FDA pre-clearance. Failure to comply with applicable FDA requirements can result in sanctions being imposed on the Company or the manufacturers of our products, including but not limited to fines, injunctions, product recalls, seizures and criminal prosecution. .

Compliance with applicable FDA and any state or local statutes is critical. Although we believe that we are in compliance with applicable statutes, there can be no assurance that, should the FDA amend its guidelines or impose more stringent interpretations of current laws or regulations, we would be able to comply with these new guidelines. We are unable to predict the nature of such future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. These regulations could, however, require the reformation of certain products to meet new standards, market withdrawal or discontinuation of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation regarding the properties of certain products, expanded or different labeling and/or additional scientific substantiation.

The FDCA has been amended several times with respect to dietary supplements, most recently by the Dietary Supplement Health and Education Act of 1994 (hereinafter "DSHEA"). DSHEA was enacted on October 15, 1994. It provides a new statutory framework governing the composition and labeling of dietary supplements. DSHEA provides a regulatory framework to ensure safe, quality dietary supplements and the dissemination of accurate information about such products. Under DSHEA, dietary supplements are generally excluded from the legal definition of "food additive".

With respect to composition, DSHEA created a new class of "dietary supplements", consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be sold without FDA pre-approval and without notifying the FDA. On the other hand, a new dietary ingredient (one not lawfully on the market before October 15, 1994) requires proof that it has been present in the food supply as an article used for of food without being chemically altered, or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. The FDA must be supplied with such evidence at least seventy-five (75) days before the initial introduction into interstate commerce use of a new dietary ingredient. There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredients that we may decide to use, and the FDA's refusal to accept such evidence could result in regulation of such dietary ingredients as adulterated until such time as reasonable expectation of safety for the ingredient can be established to the satisfaction of the FDA.

As for labeling, DSHEA permits "statements of nutritional support" for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being (but may not state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease). A company making a statement of nutritional support must possess substantiating evidence for the statement, and, for such statements that are not about the effects on the body as a result of a dietary supplement used as a tool for its nutritive value and are not otherwise "health claims," disclose on the label that the FDA has not reviewed that statement and that the product is not intended for use for a disease, and notify the FDA of the statement within thirty (30) days after its initial use. The manner for making the disclosure and notifying the FDA are set forth in the regulations. However, there can be no assurance that the FDA will not determine that a given statement of nutritional support that we decide to make is a drug claim rather than an acceptable nutritional support statement. Such a determination would require deletion of the drug claim or our submission, and the FDA's approval of a new drug application (hereinafter "NDA"), which would entail costly and time-consuming clinical studies. In addition, DSHEA allows the dissemination of "third party literature", publications such as reprints of scientific articles linking particular dietary ingredients with health benefits. Third party literature is exempted from FDA regulation as dietary supplement "labeling" and may be used in connection with the sale of dietary supplements to consumers. Such a publication may be so used if, among other things, it is not false or misleading, no particular manufacturer or brand of dietary supplement is promoted and a balanced view of available scientific information on the subject matter is presented. There can be no assurance, however, that all pieces of third party literature that may be disseminated in connection with our products will be determined by the FDA to satisfy each of these requirements, and any such failure could subject the product involved to regulation as a new drug or as a "misbranded" product.

DSHEA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining structure or function of the body. Any statement of nutritional support beyond traditional claims must be accompanied by disclosure that the FDA has not evaluated such statement and that the product is not intended to cure or prevent any disease. We anticipate that the FDA will promulgate Good Manufacturing Practices (hereinafter "GMPs") which are specific to dietary supplements and require at least some of the quality control provisions contained in the GMPs for drugs. Management anticipates that the FDA may promulgate GMP regulations authorized by DSHEA, which are specific to dietary supplements. GMP regulation would require supplements to be prepared, packaged and held in compliance with such rules, and may require similar quality control provisions contained in the GMP regulations for drugs. There can be no assurance that, if the FDA adopts GMP regulations specific to dietary supplements, that either we or our manufacturers will be able to comply with such GMP rules upon promulgation or without incurring material expenses to do so.

Our products and product related activities may also be subject to regulation by other regulatory agencies, including but not limited to the FTC, the Consumer Products Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. These activities are also regulated by various agencies of the states and localities in which our products are sold.

Advertising of dietary supplement products is subject to regulation by the FTC under the Federal Trade Commission Act (hereinafter the "FTCA"). Section 5 of the FTCA prohibits unfair methods of competition and unfair or deceptive trade acts or practices in or affecting commerce. Section 12 of the FTCA provides that the dissemination or the causing to be disseminated of any false advertising pertaining to drugs or foods, which would include dietary supplements, is and unfair or deceptive act or practice. Under the FTC's Substantiation Doctrine, an advertiser is required to have a "reasonable basis" for all objective product claims before the claims are made. Pursuant to this FTC requirement, we are required to have adequate substantiation of all material advertising claims made for its products. Failure to adequately substantiate claims may be considered either deceptive or unfair practices.

In recent years the FTC has initiated numerous investigations of dietary supplement and weight loss products and companies. The FTC has recently issued a guidance document to assist supplement marketers of dietary supplement products in understanding and complying with the substantiation requirement.

The FTC is authorized to use a variety of processes and remedies for enforcement, both administratively and judicially including compulsory process, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, divestiture of assets, rescission of contracts and such other relief as may be deemed necessary. State and local authorities can also regulate adverting and labeling for dietary supplements and conventional foods. There can be no assurance that state and local authorities will not commence regulatory action that could restrict the permissible scope of our product claims.

Employees.
We currently have fifteen (15) employees, of whom eleven (11) are employed full-time and four (4) are employed part-time.

Year 2000 Compliance.

Our systems are Year 2000 ("Y2K") compliant. The cost of such compliance on our part was less than $5,000. The Y2K compliance issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time sensitive software may recognize a date using A00" as the year 1900 rather than 2000. This could result in a systems failure or miscalculation causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. We have verified that our two principal customers are Y2K compliant. We do not know if our other suppliers or distributors are Y2K compliant, but believe there will be no material adverse impact upon us if one of our individual distributors or manufacturers is not Y2K compliant.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS/PLAN OF OPERATION
At the beginning of August of 1998, our assets were negligible, totaling $599. Liabilities at that time totaled $680,917 with no revenues being generated and no business plan in place. Accumulated losses totaled $1,122,218 with a stockholders deficiency of $680,318. Due to the lack of revenues and no business plan, our management sought out an acquisition candidate and, on August 12, 1998, acquired all of the issued and outstanding shares of common stock of TrimFast Florida, a company engaged in the nutraceutical business.

TrimFast Florida was organized as a Florida corporation in April of 1997 and, in its first year of operations generated revenues of $22,338. Start-up and operating costs totaled $164,559 that resulted in a net loss of $151,846. These operating expenses were funded by TrimFast Florida's president, Michael Muzio, who, as of December 31, 1997, was owed a total of $150,200. Fiscal year 1998 represented the first full year of operations for TrimFast Florida. From the beginning, management chose not to invest the capital required to lease or acquire the machinery needed to manufacture their products. Instead, TrimFast Florida relied upon contract manufacturers, freeing working capital for other matters.

With the addition of our wholly owned subsidiary, TrimFast Florida, revenues in 1998 were $1,925,322. Cost of sales was $567,472 resulting in a gross profit of $1,357,860. Operating expenses totaled $1,314,797 resulting in income from operations of $43,063. We recorded $503,839 in bad debt expense. This sum was partially due to the financial difficulties experienced by Cutting Edge, a customer who accounted for approximately sixty percent (60%) of our revenues in 1998 and the bankruptcy of another customer. During 1998, a total of three (3) customers accounted for approximately seventy-three (73%) of our sales.

Our cash balance as of December 31, 1998 was $105,641. We also had approximately $358,000 in accounts receivable and $188,000 in inventory. Our total assets as of December 31, 1998 were $731,438. Liabilities totaled $697,897 that was comprised of approximately $626,000 in accounts payable and $72,000 in notes.

1998 represented a growing year for us. Relationships with distributors, manufacturers and wholesalers had to be established. Manufacturing rates and shipping costs all had to be analyzed and evaluated. With our acquisition of TrimFast Florida in 1998, we opened new financing opportunities that would have otherwise been foreclosed to us. We received a significant capital infusion through the issuance of our common stock in private placements and borrowed funds from private lenders.

1999 saw our launch of the NutritionCafe website, the acquisition of IMMMU, Inc., IMMCEL Pharmaceuticals, Inc., a significant expansion of our product line and the purchase of the assets of Ice Cold Water Inc. Management believes direct sales to consumers will significantly reduce reliance on several customers. During the next twelve months of operation, management remains confident that revenues from operation will be able to support its ongoing operations. Should the Company determine additional financing is necessary, the additional financing will be to expand current or proposed operations.

ITEM 3.  DESCRIPTION OF PROPERTY
Our executive offices are located at 777 South Harbour Island Boulevard, Suite 260, Tampa, Florida 33602, where we lease approximately 1,350 square feet of office space at a monthly rent of $2,300. We feel that this space is adequate for our needs at this time. The current lease term expires on June 30, 2001. Upon such expiration, we believe that we will be able to obtain renewal terms or a lease for new space at terms favorable to the Company.

We have also signed a lease option agreement to acquire a 17,000 square foot warehouse facility in Clearwater, Florida. The total purchase price for the property is $1.2 million. The agreement required us to make a $100,000 non-refundable deposit to the seller of the property with the remaining balance of $1.1 million due on or before June 30, 2000. Until such time as we pay the full purchase price, we have agreed to pay a monthly lease rent of $8,000 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the ownership, as of June 1, 1999, of our common stock by our officers, directors and principal shareholders who are known by us to own, either beneficially or of record, more than 5% of said stock and by all directors as a group.

NAME                                     NO. OF SHARES           % OWNED
----                                     -------------           -------

Michael Muzio                             1,495,471*                 32.9%

Gregg Vosler                                120,000                  02.6%

Christopher Hee                               1,590               00.0003%

International Securities Corp.              300,000                  06.6%

Mark Sansom                                 244,000                  05.4%

All Officers and
Directors as a
Group (3 Individuals)                     1,617,061                  35.6%

*Does not include 70,538 shares of common stock issued to Muzio in exchange for the release of a debt in the amount of $126,644.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and executive officers of the Company are as follows:

NAME AND ADDRESS                    AGE      POSITIONS HELD
----------------                    ---      --------------

Michael Muzio                       35        President/Treasurer/Director
4957 Bayshore Blvd.
Tampa Florida 33611

Gregg Vosler                        52        Vice President/Secretary/Director
851 Lantana Avenue
Clearwater Beach Florida 34630

Christopher Hee                     58        Director
3152 Fiesta Drive
Dunedin Florida 34689

The directors named above will serve until the next annual meeting of our shareholders or until their successors shall have been elected and accepted their positions. Directors are elected for one-year terms. Both Mr. Muzio and Mr. Vosler are parties to an oral employment agreement with the Company that pays each an annual salary of $150,000 and $50,000 respectively.

MICHAEL MUZIO: Since 1996, Mr. Muzio has served as president of the Company and TrimFast Florida. Prior thereto, from 1991 until 1995 he served as chief executive officer of Advanced Medical Diagnostics, Inc. Research and development in health related products represent a significant portion of his prior work experience. In 1994, Mr. Muzio filed for Bankruptcy Protection under Chapter 7 in the Southern District of Florida, Case Number 93-5409-8P7.

GREGG VOSLER: Mr. Vosler has served as vice president of the Company and TrimFast Florida since November of 1997. Previously, from June 1996 to November 1997, he served as Director of Development for Physician's Weight Loss Center in Akron, Ohio. In that capacity he was responsible for systems and franchise development in the United States. From 1993 through June 1996, he served as an independent consultant in the medical weight loss and health industry.

CHRISTOPHER HEE: Mr. Hee has recently been appointed a director of the Company. Dr. Hee received his M.D. degree at Sydney University, in Sydney, Australia. He completed his residency at State General Hospital in Melaka, Malaysia. Dr. Hee opened and operated four medical clinics in Tampin, Malaysia. After gaining admission to practice medicine in the United States, Dr. Hee became the Chief Medical Officer of the Tampa Military Processing Station for the United States Department of Defense. Dr. Hee provides the Board with the medical background and skills necessary for the Company to develop vitamins and supplements.

ITEM 6. EXECUTIVE COMPENSATION
Mr. Muzio, our president and treasurer, oversees the operations of the TrimFast Florida subsidiary and in consideration thereof, receives annual compensation of $150,000. Mr. Vosler, the Company's vice president and secretary, oversees sales and in consideration thereof receives annual compensation of $50,000.

The terms and conditions of each officer's employment is reviewed annually by our Board of Directors who may also award annual bonuses. There is no compensation paid to our board members for serving on the Board of Directors. However, board members are reimbursed for all costs and expenses incurred in either attending Board meetings or, for any expenses incurred on our behalf.

The following table sets forth the compensation of the company's two (2) officers for the last two (2) fiscal years:

                               ANNUAL COMPENSATION

NAME AND                            ANNUAL                    LONG TERM
PRINCIPAL POSITION               COMPENSATION               COMPENSATION
------------------               ------------               ------------

Michael Muzio                      1998     $150,000.00           -0-
President & Treasurer              1997     $        -0-          -0-

Gregg Vosler                       1998     $ 50,000.00           -0-
Vice President & Secretary         1997     $ 31,000.00           -0-


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
On August 12, 1999, we acquired all of the issued and outstanding shares of common stock of TrimFast Florida, in exchange for the issuance of 13,705,488 with 75,060 remaining to be issued shares of our common stock. In conjunction therewith, Michael Muzio acquired 1,186,624* shares of our common stock and Gregg Vosler was issued 120,000* shares of our common stock. (*Reflects a 10:1 reverse split of our common stock occurring subsequent to the date of the reverse acquisition.)

On December 8, 1998, Mr. Muzio purchased all 508,313 post reverse-split shares (5,083,134 pre-reverse split shares) of our outstanding common stock held beneficially by our prior principal shareholder in a private transaction.

Effective December 31, 1998, our principal shareholder exchanged $126,664 of loans due to him by us for 70,358(post-reverse split) shares of our common stock. The number of shares received by Mr. Muzio was on a dollar for dollar basis, based upon the outstanding debt obligation as of December 1, 1998 and the stock valued at a pre-reverse split price of 0.18, with the debt due Mr. Muzio. During 1988, we issued 65,000 shares of our common stock to Marsha Hardin in a related party exchange for a loan payable by us in the amount of $40,000.

Mr. Muzio has entered into an oral employment agreement with us, which pays him an annual compensation of $150,000. It is expected that we will renew this agreement in the year 2000. Mr. Vosler has entered into an oral employment agreement with us, which pays him an annual compensation of $50,000. It is expected that we will renew this agreement in the year 2000.

We periodically advance funds to the principal stockholder and his affiliates as well as borrow funds from the same parties. All of these amounts are interest free without specific repayment terms.

ITEM  8.  DESCRIPTION OF SECURITIES
We have authorized capital stock of one-hundred-million (100,000,000) shares of common stock, $0.001 par value per share, 4,543,120 of, which were issued and outstanding as of June 1, 1999. We have also authorized the issuance of twenty million (20,000,000) shares of Class A Preferred Stock, $0.01 par value and twenty-million (20,000,000) shares of Class B Preferred Stock, $0.01 par value with such rights and preferences as determined by the Board of Directors. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Cumulative voting of shares of common stock is prohibited. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of any preferential dividends with respect to any preferred stock that may from time to time be outstanding. In the event of the liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the holders of any outstanding preferred shares. The holders of common stock have no preemptive rights except as prescribed by Nevada statutes, have no conversion rights, subscription rights, and there are no redemptive or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable, and all of the shares of common stock when issued, will be fully paid and non-assessable. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Under Nevada law, stockholders may take certain actions without the holding of a meeting by a written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce corporate expense associated with annual special meetings of the shareholders. If shareholder action is taken by written consent, we will be required to send each shareholder entitled to vote on the applicable matter, but whose consent was not solicited, an information statement containing information about the action taken.

Subject to the rights of the holders of any then outstanding preferred shares (none are authorized as of the date of this prospectus) each holder of common stock is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution of the Company, each holder of the common stock will be entitled to share pro rata in any distribution of our assets after the payment of all debts and other liabilities, subject to the rights of the holders of then outstanding preferred stock, if any. Each holder of common stock is entitled to one vote per share owned of record on the applicable record date on all matters presented to a vote of the holders of the common stock, including the election of directors. Holders of common stock have no cumulative voting rights and, therefore, the holders of a majority of the shares voting for the election of a class of directors can elect all the directors of such class and in such event the holders of the remaining shares will not be able to elect any of such directors. The holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of common stock are, and the shares of common stock offered hereby will be when issued, fully paid and non-assessable.


PART II.

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)      Market Information
         ------------------

Our common stock is currently traded on the National Association of Securities Dealers Automated Quotation System Over the Counter Bulletin Board ("OTCBB") under the symbol "TRIM." There is limited trading activity in our securities, and there can be no assurance a regular trading market for our common stock will be sustained.

The following table sets forth, for the period indicated, the bid price range of our common stock: Common Stock:

                                                      High Bid         Low Bid
                                                      --------         -------
1997
----

Quarter Ended March 31, 1997                         $  9.00            $ 3.37
Quarter Ended June 30, 1997                             5.50              1.55
Quarter Ended September 30, 1997                        3.75              1.50
Quarter Ended December 31, 1997                         2.62               .25

1998
----

Quarter Ended March 31, 1998                         $ 12.50            $ 2.50
Quarter Ended June 30, 1998                             5.31              3.10
Quarter Ended September 30, 1998                        2.60              1.50
Quarter Ended December 31, 1998                         5.30              1.20

1999
----

Quarter Ended March 31, 1999                         $  6.31            $ 2.75
Quarter Ended June 30, 1999                            10.37              5.12

(Prices quoted reflect a prior 10:1 reverse stock split in 1998.)

Such market quotations reflect the high bid and low prices as reflected by the OTC BB or by prices, without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. The following companies serve as market makers for our securities: D.L. Cromwell, Wilson Davis and Knight Securities.

(b)      Holders
         -------

As of June 1, 1999 there were approximately 159 holders of record of our common stock.

(c)      Dividends
         ---------

We have not paid any cash dividends since our inception, and the Board of Directors does not contemplate doing so in the near future. Any decisions as to future payment of dividends will depend on our earnings and financial position and such other factors, as the Board of Directors deems relevant.

ITEM 2.  LEGAL PROCEEDINGS
Two lawsuits have been filed against us in connection with the sale of Revivarant, a product containing the chemical GBL. In an action filed Jensen in the District Court of the Fourth District of Idaho (Case No. CV PI 9900250D) and in a separate action filed in the Circuit Court of the Tennessee for the Thirteenth Judicial District at Memphis (Case No. 301672-5TD), the consumer of the product alleges serious harm from the consumption of Revivarant. In each case the consumer seeks compensatory and punitive damages totaling several million dollars in compensatory damage. We have retained counsel to represent their interests in these claims. We have not had a sufficient period of time to investigate the merits of these claims. If these matters cannot be resolved, management believes that any adverse rulings would not have a material adverse impact on our operations, since we carry product liability insurance.

In 1999, we initiated a legal proceeding against a former major customer to collect amounts receivable from such customer in an approximate amount of $535,000 as of December 31, 1998. Such receivable related to products sold to that customer during 1998, a portion of which were voluntarily recalled by us, but never returned by the customer.

Prior to the acquisition of TrimFast Florida, we operated a telecommunications company, HLHK Interactive Systems Pte Ltd. This entity conducted business in Malaysia and Singapore. This entity filed for bankruptcy protection in Singapore and pursuant to The Companies Act Cap 50 the affairs of HLHK Interactive were wound up by High Court Order No. 84 of 1988.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
The accounting firm of Schvaneveldt and Company previously audited our financial statements. As a result of the stock exchange agreement entered into between us and the Shareholders of TrimFast Florida on August 12, 1998, there was a change in control of the Company and a relocation of our principal place of business from Las Vegas, Nevada to Tampa, Florida. As a result of this move, the Board of Directors felt that we would be better served by retaining an accounting firm located in the State of Florida. As a result, we engaged the firm of Weinberg & Co. to conduct our latest audit.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
On November 18, 1996, we issued 6,250,000 shares of our common stock to then existing shareholders of World Group pursuant to section 4(2) of the Securities Act of 1933 in our acquisition of World Group.

On August 12, 1998, we issued 13,705,488 shares of our common stock to then existing shareholders of TrimFast Florida pursuant to section 4(2) of the Securities Act of 1933 in our acquisition of TrimFast Florida.

On March 18, 1999, we issued 235,000 shares of our common stock to the then existing shareholders of IMMMU and IMMCEL pursuant to section 4(2) of the Securities Act of 1933 is our acquisitions of IMMMU and IMMCEL.

During 1999, and pursuant to various consulting agreements, we issued the following common shares of our stock pursuant to section 4(2) of the Securities Act of 1933:

NAME                                          AMOUNT            DATE OF ISSUANCE
----                                          ------            ----------------
Sansom, Mark                                   50,000                  1/6
Lancaster Consultants, Inc.                   225,000                  1/6
Massa, Jr., Anthony                            30,000                  1/6
Sansom, Mark                                   30,000                  1/18
Lancaster Consultants, Inc.                    50,000                  1/18
Sansom, Mark                                   20,000                  2/19
Sansom, Mark                                  200,000                  2/19
Millenium Health Products, Inc.               125,000                  3/15
Midas Capital & Consulting                     25,000                  3/15
Sansom, Mark                                  125,000                  4/26
NEXTDigital, Inc.                              20,000                  4/30
Millworth Investments, Inc.                   150,000                  5/19
First Nevisian Nominees Limited                37,500                  6/1
First Nevisian Nominees Limited                10,000                  6/1
IB Channel, Inc.                               20,000                  6/2

In June 1999, we issued a total of $1,000,000 in convertible debentures out of a total offering of $3 million.


During 1996 pursuant to various agreements we issued the following shares of common stock

NAME                                AMOUNT            DATE OF ISSUANCE
----                                ------            ----------------
Russo Securities                   60,000*                 12/13
                  *These shares were subsequently returned to the Company.

Harry Kay                          60,000**                12/31


During 1997 pursuant to various agreements we issued the following shares of common stock

NAME                                AMOUNT            DATE OF ISSUANCE
----                                ------            ----------------
Francis M. Fillerup                 2,500**                 3/27
E. Gregory George                   2,500**                 3/27
Velma Tronolone                     2,500**                 3/27

During 1998 pursuant to various agreements we issued the following shares of common stock

NAME                                AMOUNT            DATE OF ISSUANCE
----                                ------            ----------------
Ross, Norma                         1,000**                  1/6
Schneiderman, Robert                3,167**                  1/6
Novak                               3,000**                  1/6
Graver, Thomas                      1,250**                  1/6
Tronolone, Velma                    2,500**                  1/6
Rubicon Technologies               15,000**                  2/4
Kagel, David                        5,000**                  4/20
Schneiderman, Robert               14,833**                  3/6
Klein, Jeffrey                      5,000**                  8/12
Shares to non-officers of TrimFast 75,440**                  8/12

During 1998 we also offered for sale a total of $1,000,000 of our common stock to investors pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933.

         ** Reflects 10:1 Reverse Split

In June 1999, we issued a total of $1,000,000 in convertible debentures out of a total offering of $3 million.

The aforementioned issuances and sales were made in reliance upon the exemption from the registration provisions of the 1933 Act afforded by Section 4(2) thereof and/or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The purchasers of the securities described above acquired them for their own account and not with a view to any distribution thereof to the public. Any shares which have been issued which have not been issued pursuant to a valid exemption from registration bear legends stating that the securities may not be offered, sold or transferred other than pursuant to an effective Registration Statement under the 1933 Act, or an exemption from such registration requirements. The Registrant will place stop transfer instructions with its transfer agent with respect to all such securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
Section 78.7502 of the Nevada revised statutes provides for the indemnification of directors and officers subject to certain limitations. Among other provisions, the statute provides that to be entitled the indemnification under the statutory provisions, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and; with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Our By-laws provide for the indemnification of its directors and officers to the maximum extent provided by law. It is the position of the Securities and Exchange Commission and certain state securities administrators that any attempt to limit the liability of persons controlling an issuer under the federal securities laws or state securities laws is contrary to public policy and therefore unenforceable.

PART III.

ITEM 1. EXHIBITS

     3. (i)(a) Articles of Incorporation Kendrex Systems, Inc.
           (b) Amendment to the Articles of Incorporation for Kendrex Systems, Inc.
           (c) Certificate of amendment to the Articles of Incorporation for HLHK World Group, Inc.
           (d) Articles of Incorporation for HLHK World Group, Inc.
           (e) Articles of Incorporation for TrimFast Inc.
           (f) Articles of Incorporation for Body Life Sciences, Inc.
           (g) Articles of Incorporation for Nutrition Cafe, Inc.

     3.(ii) Bylaws of Kendrex Systems, Inc. ("TrimFast Group, Inc.")

     4. Debenture Agreement

    10.(a) Deal Memorandum with the Worldwide Championship Wrestling
       (b) Lease Option Agreement for Clearwater property.

    21. Subsidiaries of Registrant

    23.(a) Consent of Weinberg & Company, P.A.
       (b) Consent of Schvaneveldt and Company

PART F/S
FINANCIAL STATEMENTS

Statements included in this Report that do not relate to present or historical conditions are "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the Safe Harbor provisions of the 1995 Reform Act Introduction.

                                            SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     REGISTRANT:
                                                     TRIMFAST GROUP, INC.

DATE:__________________________                      BY:________________________
                                                        MICHAEL MUZIO, president

                             HLHK World Group, Inc.
                          (A Development Stage Company)

                              Financial Statements

                                 August 11, 1998
                                        &
                                December 31, 1997





  PAGE    F-2     -  INDEPENDENT AUDITORS' REPORT

  PAGE    F-3     -   BALANCE SHEET AS OF  AUGUST 11, 1998 & DECEMBER 31, 1997

  PAGE    F-4     -   STATEMENT OF OPERATIONS FOR THE ACCUMULATED PERIOD OF
                      JULY 8, 1996 (INCEPTION) TO AUGUST 11, 1998 AND THE
                      PERIOD JANUARY 1, 1998 TO AUGUST 11, 1998 AND
                      THE YEAR ENDED DECEMBER 31, 1997

  PAGE    F-5-F-6 -   STATEMENT OF STOCKHOLDERS' EQUITY
                      FROM JULY 8, 1996 (INCEPTION) TO AUGUST 11, 1998

  PAGE    F-7     -   STATEMENTS OF CASH FLOWS FOR THE ACCUMULATED PERIOD OF
                      JULY 8, 1996 (INCEPTION) TO AUGUST 11, 1998 AND THE
                      PERIOD JANUARY 1, 1998 TO AUGUST 11, 1998 AND
                      THE YEAR ENDED DECEMBER 31, 1997

  PAGES F-8-F-17 -    NOTES TO FINANCIAL STATEMENTS

/Letterhead/
                             Schvaneveldt & Company
                           Certified Public Accountant
                        275 East South Temple, Suite #300
                           Salt Lake City, Utah 84111
                                 (801) 521-2392

Darrell T. Schvaneveldt, C.P.A.


                           Independent Auditors Report
                           ---------------------------

Board of Directors
HLHK World Group, Inc.
(A Development Stage Company)

I have audited the accompanying balance sheets of HLHK World Group, Inc., as of August 11, 1998 and December 31, 1997, and the related statements of operations, stockholders equity, and cash flows for the accumulated period July 8,1996 (Inception) to August 11, 1998, the period January 1, 1998 to August 11, 1998 and the year ending December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of HLHK World Group, Inc., as of August 11, 1998 and December 31, 1997, and the results of its operations and its cash flows for the accumulated period July 8, 1996 (Inception) to August 11, 1998, the period January 1, 1998 to August 11, 1998 and the year ended December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #11 of the financial statements, the Company has an accumulated deficit and a negative net worth at August 11, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/ Schvaneveldt & Company
Salt Lake City, Utah
June 22, 1999

                             HLHK World Group, Inc.
                          (A Development Stage Company)
                                 Balance Sheets
                       August 11, 1998 & December 31, 1997

                                                                                          August          December
                                                                                        11, 1998          31, 1997
                                                                                        --------          --------
         Assets

Current Assets
--------------

     Cash in Banks                                                                $           43   $            28

Property & Equipment
--------------------

     Office Equipment - Net                                                                  556               756
                                                                                  ---------------  ----------------

         Total Assets                                                             $          599   $           784
                                                                                  ===============  ================

         Liabilities & Stockholders' Equity

Current Liabilities
-------------------

     Accounts Payable                                                             $      106,921   $       154,201
     Accrued Interest Payable                                                             12,673             7,792
     Amounts Due - Related Parties                                                       491,198           462,233
     Notes Payable                                                                        70,125            70,000
                                                                                  ---------------  ----------------

         Total Current Liabilities                                                       680,917           694,226

Stockholders' Equity
--------------------

     Common Stock, 100,000,000 Shares
       Authorized at $0.001 Par Value,
       8,177,499 Shares and 7,911,646
       Shares Issued & Outstanding Respectively                                            8,177             7,912
     Paid In Capital                                                                     433,723           388,902
     Accumulated Deficit                                                          (    1,122,218)  (     1,090,256)
                                                                                  ---------------  ----------------

         Total Stockholders' Equity                                               (      680,318)  (       693,442)
                                                                                  ---------------  ----------------

         Total Liabilities & Stockholders' Equity                                 $          599   $           784
                                                                                  ===============  ================

    The accompanying notes are an integral part of these financial statements

                             HLHK World Group, Inc.
                          (A Development Stage Company)
                             Statement of Operations
                   For the accumulated period of July 8, 1996
                  (Inception) to August 11, 1998 and the period
                     January 1, 1998 to August 11, 1998 and
                        the year ended December 31, 1997


                                                                    Accumulated         1998              1997
                                                                ----------------  ---------------  ----------------
Revenues                                                        $           -0-   $          -0-   $           -0-
--------

Expenses
--------
     Write Off Amounts Advanced to
       Subsidiary                                                       638,589              -0-           638,589
     Administrative & General Expenses                                  451,667           31,962           374,911
                                                                ----------------  ---------------  ----------------

         Total Expenses                                               1,090,256          31, 962         1,013,500
                                                                ----------------  ---------------  ----------------

         Net Loss                                               ($    1,090,256)  ($      31,962)  ($    1,013,500)
                                                                ================  ===============  ================

         Loss Per Share                                         ($         0.15)  ($         .00)  ($         0.14)

         Weighted Average Shares
         Outstanding                                                  7,290,828        8,177,499         7,478,323


    The accompanying notes are an integral part of these financial statements

                             HLHK World Group, Inc.
                          (A Development Stage Company)
                        Statement of Stockholders' Equity
                From July 8, 1996 (Inception) to August 11, 1998


                                                            Common Stock                 Paid In       Accumulated
                                                       Shares         Amount             Capital         Deficit
                                                       ------         ------             -------         -------
Shares Issued to Shareholders
Kendrex Systems, Inc.,
Retro-Actively Restated for
1 for 5 Split                                         770,000               770   (          770)

Shares Issued to Acquire 100%
of Outstanding Shares of
HLHK World Group, Inc.                              6,000,000             6,000           10,490

Shares Issued for Finder Fees                         250,000               250

Shares Issued for Investment
Bankers Fees                                          600,000               600

Shares Issued for Directors Fees                      100,000               100

Loss from Operations for Year
Ended December 31, 1996                                                                            (        76,756)
                                               --------------------------------------------------------------------

Balance, December 31, 1996                          7,720,000             7,720            9,720   (        76,756)

Shares Issued for Cash at $1.00
Per Share                                              10,000                10            9,990

Shares Issued for Interest Expense                     31,646                32

Shares Issued in Satisfaction
of Debt                                               600,000               600          369,192

Shares Returned from Investment
Banker and Canceled                            (      600,000)  (           600)

Shares Issued for Rubicon Guarantee                   150,000               150

Loss from Operations for Year
Ended December 31, 1997                                                                            (     1,013,500)
                                               --------------------------------------------------------------------

Balance, December 31, 1997                          7,911,646             7,912          388,902   (     1,090,256)


    The accompanying notes are an integral part of these financial statements

                             HLHK World Group, Inc.
                          (A Development Stage Company)
                        Statement of Stockholders' Equity
                From July 8, 1996 (Inception) to August 11, 1998


                                                             Common Stock                Paid In      Accumulated
                                                       Shares            Amount          Capital        Deficit
                                                       ------            ------          -------        -------
Shares Issued for Services at
$0.001 Per Share                                       67,500                67

Shares Issued in Satisfaction
of Accounts Payable                                    50,000                50           43,469

Shares Issued in Satisfaction of
Late Payment of Note Payable                          148,353               148            1,352

Net Loss from Operation for
Period Ended August 11, 1998                                                                       (        31,962)
                                               --------------------------------------------------------------------

Balance, August 11, 1998                            8,177,499   $         8,177   $      433,723   ($    1,122,218)
                                               ====================================================================

    The accompanying notes are an integral part of these financial statements

                             HLHK World Group, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                   For the accumulated period of July 8, 1996
                  (Inception) to August 11, 1998 and the Period
                     January 1, 1998 to August 11, 1998 and
                        the year ended December 31, 1997

                                                                    Accumulated         1998             1997
                                                                ----------------  ---------------  ----------------
Cash Flows from Operating Activities
------------------------------------

     Net Loss                                                   ($    1,090,256)  ($      31,962)  ($    1,013,500)
     Adjustments to Reconcile Net Loss to
       Net Cash Used by Operating Activities;
         Depreciation                                                       378              200               378
         Write Off of Bad Debts from Subsidiary                         638,589              -0-           638,589
         Non Cash Expenses                                                  782            1,567               782
     Changes in Operating Assets & Liabilities;
       Increase in Advance to Subsidiaries                      (       252,557)             -0-   (       251,810)
       Increase in Accounts Payable                                     154,201   (        3,761)           75,698
       Increase in Accrued Interest                                       7,792            4,881             7,792
                                                                ----------------  ---------------  ----------------

         Net Cash Used by Operating Activities                  (       541,071)  (       29,075)  (       542,071)

Cash Flows from Investing Activities
------------------------------------

     Purchase of Office Equipment                               (         1,134)             -0-   (         1,134)
                                                                ----------------  ---------------  ----------------

         Net Cash Used by Investing Activities                  (         1,134)             -0-   (         1,134)

Cash Flows from Financing Activities
------------------------------------

     Increase in Amounts Due from Related Parties                       462,233           28,965           462,233
     Increase in Notes Payable                                           70,000              125            70,000
     Sale of Common Stock                                                10,000              -0-            10,000
                                                                ----------------  ---------------  ----------------

         Net Cash Provided by Financing Activities                      542,233           29,090           542,233
                                                                ----------------  ---------------  ----------------

         Increase (Decrease) in Cash                                        28                15   (           972)

         Cash at Beginning of Period                                        -0-               28             1,000
                                                                ----------------  ---------------  ----------------

         Cash at End of Period                                  $            28   $           43   $            28
                                                                ================  ===============  ================

    The accompanying notes are an integral part of these financial statements

                             HLHK World Group, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE #1 - Organization and Nature of Business
---------------------------------------------

HLHK World Group, Inc., (the Company), was organized on July 8, 1996, under the laws of the state of Nevada.

The purpose for which the Corporation is formed and the nature of the objects purposed to be transacted and carried on by it are any and all legal business.

The Company is considered to be a development stage company as defined in SFAS No., 7.

NOTE #2 - Significant Accounting Policies
-----------------------------------------

A.       The Company uses the accrual method of accounting.
B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customer.
C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.
E. Inventories: Inventories are stated at the lower of cost, determined by the FIFO method or market.
F. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized. over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight line method for reporting purposes and for tax purposes.
G. Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
H. New Technical Pronouncements: In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended December 31, 1998.

         In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No., 130 effective with the fiscal year ended December 31, 1998. Adoption of SFAS No., 130 is not expected to have a material impact on the Company's financial statements.

                             HLHK World Group, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE #2 - Significant Accounting Policies
-----------------------------------------

         In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 131, effective with the fiscal years ended December 31, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

NOTE #3 - Reverse Takeover and Recapitalization
-----------------------------------------------

Pursuant to a Plan and Agreement of Reorganization dated November 8, 1996, HLHK World Group, Inc., a Nevada Corporation, (the legal acquiree) and Kendrex Systems, Inc., a Nevada Corporation, (the legal acquirer) exchanged common stock to give the shareholders of the legal acquiree control of the legal acquirer.

Shareholders of the legal acquiree surrendered 100% of the outstanding shares (1,000 shares) in exchange for 6,000,000 shares of the legal acquirer. Each share of the legal acquiree was exchanged for 6,000 shares of the legal acquirer's previously unissued common stock. As part of the agreement the legal acquirer issued 250,000 shares to persons as finders' fees.

Following the exchange the shareholders of the legal acquiree held 6,000,000 shares of the 7,020,000 issued shares of the legal acquirer (85.4%).

Kendrex Systems, Inc., the legal acquirer, filed a Certificate of Amendment with the Secretary of State of the state of Nevada changing its name to HLHK World Group, Inc.

The merger of a private operating Company, (HLHK World Group, Inc., a Nevada Corporation) into a non-operating public shell corporation (Kendrex Systems, Inc., a Nevada Corporation), with no assets or liabilities resulted in the shareholders of the private company having actual operating control of the combined company after the transaction, and the shareholders of the former public shell continuing only as passive investors.

This transaction is considered to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill or other intangible is recorded.

APB No., 16, paragraph 70 states that, "Presumptive evidence of the acquiring corporation in combinations effected by an exchange of stock is obtained by identifying the former common stockholder interest of a combined company which either retains or receives the larger portion of the voting rights of the combined corporation. That corporation should be treated as the acquirer unless other evidence clearly indicates that another corporation is the acquirer."

                             HLHK World Group, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE #3 - Reverse Takeover and Recapitalization
-----------------------------------------------

Staff accounting Bulletin Topic 2A affirms the above principle and gives guidelines that the post reverse-acquisition comparative historical financial statements furnished for the legal acquirer should be those of the legal acquiree.

In accordance with this guideline the outstanding shares of HLHK World Group, Inc., have been retroactively restated on the Balance Sheet, and the Statement of Stockholders' Equity to give effect to the 6,000 shares for 1 share exchange. The retroactively restated shares have been used in the Computations for Earnings (Losses) Per Share to preserve comparability of those figures.

NOTE #4 - Property and Equipment and Depreciation Expenses
----------------------------------------------------------

The Company capitalized the purchase of equipment for merger purchases in excess of $500 per item. Capitalized amounts are depreciated over the useful life of the assets as follows:

                                                                                                         Estimated
Property and Equipment                                                                                 Useful Life
----------------------                                                                                 -----------

         Furniture & Equipment                                                                             3 Years

Property and equipment at cost are as follows:                                              1998              1997
----------------------------------------------                                              ----              ----
         Furniture & Equipment                                                    $        1,134   $         1,134

              Less Accumulated Deprecation                                                   578               378
                                                                                  ---------------  ----------------

              Net Book Value                                                                 556               756
                                                                                  ===============  ================
              Depreciation and Amortization Expenses                              $          200   $           378
                                                                                  ===============  ================

NOTE #5 - Notes Payable
-----------------------

The Company has short term note obligations as follows;                                 1998              1997
                                                                                  ---------------  ----------------
The Company has three (3) notes with individual lenders, in the amounts of;
$20,000, $25,000 and $25,000, each note is currently due and payable and each note requires interest
at 12% per annum.                                                                 $       70,125   $        70,000


                             HLHK World Group, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE #6 - Taxes
---------------

The Company accounts for income taxes in accordance with SFAS No., 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accountings and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expenses are the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has net operating losses to carryforward for future tax purposes as follows:

         Year of Loss                                     Amount of Loss       Expiration Date
         ---------------------------                 --------------------  --------------------
         December 31, 1996                           $            76,756                  2016
         December 31, 1997                                     1,013,500                  2017

Net deferred taxes in the accompanying balance sheets include the following components as of December 31, 1998 and 1997:

                                                              1998                  1997
                                                     --------------------  --------------------
         Deferred Tax Asset                          $           336,901   $            26,097
         Net Operating Loss Carryforward
           Valuation Allowance                       (           336,901)  (            26,097)
                                                     --------------------  --------------------
                  Net Deferred Tax Asset             $               -0-   $               -0-
                                                     ====================  ====================
         Current Tax Expense                         $               -0-   $               -0-

Provisions of the Internal Revenue Code severally restrict the use of net operating losses when there is a change in control of the Company.

The Company has established the valuation allowance at 100% of maximum tax benefit because it is uncertain if the net loss carryforwards will result in tax asset benefits.

NOTE #7 - Related Party Transactions
------------------------------------

During 1996, the Company's President advanced to the Company $369,792 for its operations. In January 1997, the Board of Directors authorized the issuance of 600,000 shares of common stock, restricted, to the President as satisfaction in full for the 1996 advance.

During 1998 and 1997, the Company's President advanced an additional $491,198 to the Company. It is contemplated that these funds will be repaid by issuance of additional shares of common stock in 1998.

                             HLHK World Group, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE #8 - Bad Debt
------------------

During 1996 and 1997, the Company transferred to its Asian Subsidiaries $638,589. On October 31, 1997, the Board of Directors advised the Asian Subsidiaries that it could no longer fund the operations in Asia. On May 28, 1998, the Company's legal counsel in Singapore advised the Company that the Asian Subsidiaries had been put into liquidation.

The Company's President requested from the legal counsel in Asia an opinion concerning the Company's exposure to Asian Creditors. On April 25, 1998, the Company received the following, "No liability will attach to HLHK World Group, Inc., by virtue of its shareholdings. Any liability would be limited to any unpaid share capital. Assuming HLHK World Group, Inc., has no guaranteed any liability of any sort for and on behalf of the Company (Asian Subsidiaries). I am of the view that HLHK World Group, Inc., is in the clear."

The Company has no unpaid share capital and to date there has been no demands from Asian Creditors.

NOTE #9 - Litigation
--------------------

The Company currently is a defendant in the following litigation.

Rubicon Technologies and Telecommunications
         This suit has been filed in the United States District Court Southern District of New York. The Plaintiff alleges the Company owes $22,614 for telecommunications services and access fees. The Company issued Rubicon 150,000 shares of stock as collateral for the payment of the credit line. Rubicon contended that because the stock was restricted and could not be traded it was inadequate consideration. The $22,614 has been included as an account payable by the Company.

         In 1998, the Company settled with Rubicon for no additional consideration.

Edward H. Grossman, C.P.A.,
         Mr. Grossman has filed suit in the Supreme Court of the state of New York, County of Suffolk, for services performed in the amount of $22,000. The Company disputes the amount.

         The Company has acquired accounts payable to Mr. Grossman in the amount of $22,000.

                             HLHK World Group, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE #10 - Stockholders' Equity
-------------------------------

Common Stock
         The Company is authorized to issue 100,000 shares of common stock at $0.001 par value, per share.

Common Stock Issued for Services and Other Non-Cash Transactions
         In 1997, the Company issued 31,646 post reverse takeover shares as incentive to a holder of a payable. No value assigned to the shares issued.

         Pursuant to the Plan and Agreement of Reorganization between Kendrex Systems, Inc., and HLHK World Group, Inc., the Company issued 250,000 shares as finders' fees valued at $250.

         In 1997, the Company issued 600,000 shares of its common stock in satisfaction of $369,792 debt owed to an Officer for funds advanced in 1996.

         Common shares of the Company's post reverse takeover stock, owned by the shareholders of Kendrex Systems, Inc., are 770,000 shares.

         In 1996, the Company issued 25,000 shares of its common stock to each of its four directors for Directors Services.

         Prior to August 11, 1998, the Company issued 67,500 shares of its common stock to three individuals for services valued at $67. An additional 148,353 shares valued at $1,500 to a note holder as fees to forego collection on the note. The Company issued 50,000 shares in satisfaction of an accounts payable for legal services of $43,518.

Deficit Accumulated in the Development Stage
         The Company is considered to be a development stage company. Operations have not produced significant revenues and expenditures for operating expenses exceed revenues by $76,756 in 1996 and $990,886 in 1997, August 11, 1998 expense exceeded revenues by $31,962. These amounts are considered to be the deficit accumulated during the development stage.

NOTE #11 - Going Concern
------------------------

The accompanying financial statements of HLHK World Group, Inc., have been prepared on a going-concern basis, which contemplates profitable operations and the satisfaction of liabilities in the normal course of business. There are uncertainties that raise substantial doubt about the ability of the Company to continue as a going concern. As shown in the statements of operations, the Company has not yet achieved profitable operations. As of December 31, 1997, the Company has insufficient working capital. These items raise substantial doubt about the ability of the Company to continue as a going concern.

                             HLHK World Group, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE #11 - Going Concern -Continued-
------------------------------------

The Company's continuation as a going concern is dependent upon its ability to satisfactorily meet its debt obligations, secures new financing and generate sufficient cash flows from operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                             HLHK World Group, Inc.

                            Supplementary Information

                       For the Period August 11, 1998 and
                        the Year Ended December 31, 1997

                Accountant's Opinion on Supplementary Information
                -------------------------------------------------


My audit of the basic financial statements presented in the preceding section of this report was made primarily to form an opinion on such financial statements taken as a whole. Supplementary information, contained in the following pages, is not considered essential for the fair presentation of the financial position of the Company, the results of its operations or the statements of cash flows in conformity with generally accepted accounting principles. However, the following data was subjected to the audit procedures applied in the examination of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Schvaneveldt & Company
June 22, 1999

                             HLHK World Group, Inc.
                  Selling, General, and Administrative Expenses
                For the Period January 1, 1998 to August 11, 1998
                      and the Year Ended December 31, 1997


                                                                                        1998              1997
                                                                                  ---------------  ----------------

Expenses
--------
         Advertising                                                              $          100   $         2,922
         Auto Expenses                                                                       238             1,412
         Bank Charges                                                             (          129)              634
         Commissions                                                                         -0-             5,000
         Consulting                                                                           42               150
         Depreciation                                                                        200               378
         Finders Fees                                                                        -0-               250
         Filing Fees                                                                         185             4,840
         Interest Expense                                                                  6,380             7,824
         Insurance                                                                           -0-               588
         Miscellaneous                                                                       658             5,381
         Office Expenses                                                                   1,644            12,661
         Contract Labor (Office)                                                           7,875            28,346
         Printing & Delivery                                                                 273             2,975
         Postage & Delivery                                                                  252             7,854
         Professional Fees                                                                 1,100           108,637
         Legal Fees                                                                          -0-            32,167
         Storage                                                                             -0-                49
         Rent                                                                                -0-             4,500
         Repairs                                                                             100               246
         Transfer Agent Fees                                                                 941             2,359
         Telephone                                                                         9,987            46,203
         Travel                                                                            2,116            99,390
         Utilities                                                                           -0-               145
                                                                                  ---------------  ----------------

                  Total Expenses                                                  $       31,962   $       374,911
                                                                                  ===============  ================


             (See Accountant's Opinion on Supplementary Information)

                                 TRIMFAST, INC.
                                 --------------
                              FINANCIAL STATEMENTS
                              --------------------
                             AS OF DECEMBER 31, 1997
                             -----------------------

                                 TRIMFAST, INC.
                                    CONTENTS
                                  ------------






  PAGE    F-20    -  INDEPENDENT AUDITORS' REPORT

  PAGE    F-21    -  BALANCE SHEET AS OF DECEMBER 31, 1997

  PAGE    F-22    -  STATEMENT OF INCOME FOR THE YEAR ENDED
                     DECEMBER 31, 1997

  PAGE    F-23    -  STATEMENT OF CHANGES IN STOCKHOLDERS'
                     DEFICIENCY FOR THE YEAR ENDED DECEMBER 31, 1997

  PAGE    F-24    -  STATEMENT OF CASH FLOWS FOR THE YEAR ENDED
                     DECEMBER 31, 1997

  PAGES F-25-F-34 -  NOTES TO FINANCIAL STATEMENTS AS OF
                     DECEMBER 31, 1997

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



To the Board of Directors of:
 Trimfast, Inc.

We have audited the accompanying balance sheet of Trimfast, Inc. as of December 31, 1997 and the related statements of income, changes in stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trimfast, Inc. as of December 31, 1997 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




                                                     WEINBERG & COMPANY, P.A.



Boca Raton, Florida
June 10, 1999

                                 TRIMFAST, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 1997
                                -----------------


                                     ASSETS
                                     ------

CURRENT ASSETS
 Cash                                                     $  17,658
 Accounts receivable - net                                    4,889
 Inventory                                                   23,699
                                                          ---------
   Total Current Assets                                      46,246
                                                          ---------

PROPERTY AND EQUIPMENT - NET                                  5,481

OTHER ASSETS
 Rent deposit                                                 2,500
                                                          ---------
   Total Other Assets                                         2,500
                                                          ---------

TOTAL ASSETS                                              $  54,227
------------                                              =========

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                    ----------------------------------------

CURRENT LIABILITIES
 Accounts payable and accrued expenses                    $  14,873
                                                          ---------
   Total Current Liabilities                                 14,873
                                                          ---------

LONG-TERM LIABILITIES
 Due to stockholder/officer                                 150,200
 Due to related party                                        40,000
                                                          ---------
   Total Long-Term Liabilities                              190,200
                                                          ---------
   Total Liabilities                                        205,073
                                                          ---------
STOCKHOLDERS' DEFICIENCY
 Preferred Stock, no par value;
 2,000,000 shares authorized;
 none issued and outstanding                                      -
 Common stock, no par value; 10,000,000
 shares authorized; 3,000,000 shares issued
 and outstanding                                              1,000
 Accumulated deficit                                       (151,846)
                                                          ---------
   Total Stockholders' Deficiency                          (150,846)
                                                          ---------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY            $  54,227
----------------------------------------------            =========

                 See accompanying notes to financial statements.

                                 TRIMFAST, INC.
                               STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------


NET SALES                                                 $   22,338

COST OF SALES                                                  9,625
                                                          ----------

GROSS PROFIT                                                  12,713
                                                          ----------

OPERATING EXPENSES
 Executive compensation                                       31,633
 Bad debt expense                                             11,226
 Depreciation expense                                            230
 Professional fees                                             9,245
 Selling, general and administrative expenses                 92,565
 Travel and entertainment                                     19,660
                                                          ----------
    Total Operating Expenses                                 164,559
                                                          ----------

NET LOSS                                                   $(151,846)
                                                          ==========

NET LOSS PER COMMON SHARE                                  $(0.0111)
                                                          ==========

WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING                                       13,705,488
 (as restated)                                            ==========

                 See accompanying notes to financial statements.

                                 TRIMFAST, INC.
                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------


                                             PREFERRED STOCK            COMMON STOCK
                                                                                          ACCUMULATED
                                             SHARES    AMOUNT         SHARES     AMOUNT     DEFICIT       TOTAL
                                             ------    ------         ------     ------     -------       -----
BALANCE, JANUARY 1, 1997                           -  $      -             -    $      -   $        -   $        -

Issuance of common stock                           -         -     3,000,000       1,000            -        1,000

Net loss 1997                                      -         -             -           -     (151,846)    (151,846)
                                             -------  --------     ---------    --------   -----------   ----------
BALANCE, DECEMBER 31, 1997                         -  $      -     3,000,000    $  1,000   $ (151,846)   $(150,846)
                                             =======  ========     =========    ========   ===========   =========

                 See accompanying notes to financial statements.

                                 TRIMFAST, INC.
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                             $(151,846)
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation                                                              230
  Bad debt expense                                                       11,226
Changes in assets and liabilities (Increase) decrease in:
  Accounts receivable                                                   (16,115)
  Inventory                                                             (23,699)
 Increase (decrease) in:
  Accounts payable and accrued expenses                                  14,873
                                                                      ---------
   Total adjustments                                                    (13,485)
                                                                      ---------
   Net cash used in operating activities                               (165,331)
                                                                      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment                                     (5,711)
 Rent deposit                                                            (2,500)
                                                                      ---------
  Net cash used in investing activities                                  (8,211)
                                                                      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Due to stockholder/officer                                             150,200
 Due to related party                                                    40,000
 Proceeds from issuance of common stock                                   1,000
                                                                      ---------
  Net cash provided by financing activities                             191,200
                                                                      ---------

  INCREASE IN CASH AND CASH EQUIVALENTS                                  17,658

  CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                            --
                                                                      ---------

  CASH AND CASH EQUIVALENTS - END OF YEAR                             $  17,658
  ---------------------------------------                             =========

                 See accompanying notes to financial statements.

                                 TRIMFAST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1997
                             -----------------------

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION
----  ---------------------------------------------------------------

         (A) Description of Business
         ---------------------------

         Trimfast, Inc. (the Company) is a Florida corporation that develops, markets and sells dietary supplements. The Company was incorporated on April 28, 1997.

         (B) Use of Estimates
         --------------------

         In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

         (C) Cash and Cash Equivalents
         -----------------------------

         For purposes of the cash flow statement, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

         (D) Inventories
         ---------------

         Inventories consist principally of finished goods and raw materials and are stated at lower of cost or market determined on the first-in, first-out method.

         (E) Property and Equipment
         --------------------------

         Property and equipment are stated at cost, less accumulated depreciation. Expenditures from maintenance and repairs are charged to expense as incurred. Depreciation is provided using the double-declining balance method over the estimated useful life of the assets from five to seven years.

         (F) Revenue Recognition
         -----------------------

         The Company recognizes income from sale of products at the time of delivery.
                                      F-25

                                 TRIMFAST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1997
                             -----------------------


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION - (CONT'D)
----  --------------------------------------------------------------------------

         (G) Income taxes
         ----------------

         The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" ("Statement No.109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset of approximately $51,600 resulting from the net operating loss in 1997 of $151,846 has been fully offset by a valuation allowance at December 31, 1997.

         (H) Earnings Per Share Data
         ---------------------------

         Net loss per common share for the year ended December 31, 1997 is required to be computed by dividing net income by the weighted average common shares outstanding during the year as defined by Statement of Financial Accounting Standards, No. 128, "Earnings per Share". However, the weighted average shares have been retroactively restated to reflect the quantity of shares of Trimfast Group, Inc. (f.k.a. HLHK World Group, Inc.) issued to the Company's stockholders at the date of the reorganization (See Note 8A)

NOTE 2 - ACCOUNTS RECEIVABLE
----------------------------

         Accounts receivable were as follows at December 31, 1997:

         Accounts receivable                             $  4,889
                                                         ========

NOTE 3 - PROPERTY AND EQUIPMENT
-------------------------------

         Property and equipment at December 31, 1997 consisted of the following:

                                 TRIMFAST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1997
                             -----------------------


NOTE 3 - PROPERTY AND EQUIPMENT -(CONT'D)
-----------------------------------------

         Furniture and fixtures                                         3,511
         Equipment                                                      2,200
                                                                    ---------
                                                                      $ 5,711
                                                                    ---------
          Less accumulated depreciation                                  (230)
                                                                    ---------
                                                                      $ 5,481
                                                                    =========

         Depreciation expense for the year ended December 31, 1997 was $230.

NOTE 4 - STOCKHOLDERS' EQUITY
-----------------------------

         The Company has authorized 10,000,000 shares of Common Stock, no par value; and 2,000,000 shares of Preferred Stock, no par value. The Preferred Stock shall have such rights and preferences as determined by the Board of Directors.

NOTE 5 - CONCENTRATIONS
-----------------------

         The Company procures raw materials from various suppliers but contracts the production of finished products to one primary third party manufacturing company. Since December 31, 1998, the Company has contracted with a second production facility for several of its products and believes that many alternative third party production facilities are available should the need arise.

NOTE 6 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

         (A) Year 2000 Issues
         --------------------

         The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

         The Company uses a standard off the shelf accounting software package for all of its accounting requirements. Management has contacted the software vendor and confirmed that the accounting

                                 TRIMFAST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1997
                             -----------------------

NOTE 6 - COMMITMENTS AND CONTINGENCIES - (CONT'D)
-------------------------------------------------

         (A) Year 2000 Issues -(CONT'D)
         ------------------------------

         software is Year 2000 compliant. Management has contacted its primary vendors has not identified any Year 2000 compliance issues with those vendors. Costs of investigating Year 2000 compliance issues have not been material to date. As a result, management believes that the effect of investigating and resolving Year 2000 compliance issues will not have a material effect on the Company's future financial position or results of operations.

         (B) Operating Agreements
         ------------------------

         The Company enters into wholesaler and broker agreements whereby the wholesalers and brokers are appointed the Company's sole and exclusive wholesaler and broker within a specified geographic territory for certain stipulated products. In general, under the agreements, the wholesalers and brokers have the right to purchase, sell, promote, advertise and deliver the stipulated products. Broker agreements allow for broker commissions while wholesaler agreements allow for the purchase of product by distributors at a discount. The agreements generally may be terminated by either party with 60 days notice to the other party.

NOTE 7 - RELATED PARTIES
------------------------

         The Company periodically advances funds to the principal stockholder, pays certain expenses of the principal stockholder, and borrows from the principal stockholder. The net effect of transactions with the principal stockholder are shown as due to stockholder/officer at December 31, 1997. All amounts are non-interest bearing.

         The Company received an advance of $40,000 from an individual in 1997. The amount is recorded as due to related party at December 31, 1997. The advance was exchanged for 65,000 shares of common stock of the Company during 1998.

                                 TRIMFAST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1997
                             -----------------------

NOTE 8 - SUBSEQUENT EVENTS

         (A) Acquisition and Recapitalization

         Under a Stock Exchange Agreement (the "Agreement") consummated on August 12, 1998, HLHK World Group, Inc., a non-reporting public shell, acquired one hundred percent of the issued and outstanding common stock of Trimfast, Inc. in exchange for 13,705,488 shares of the $0.001 par value common stock of HLHK. Under the terms of the Agreement, shares were exchanged at a ratio of three shares of HLHK common stock for each share of Trimfast, Inc. common stock. As a result of the exchange, the Company became a wholly-owned subsidiary of HLHK and the stockholders of Trimfast, Inc. became stockholders of approximately sixty percent of HLHK (Approximately 82% after repurchase agreement discussed below). Generally Accepted Accounting Principles require that the Company whose shareholders retain a majority interest in a combined business be treated as the acquirer for accounting purposes. As a result, the exchange was treated as an acquisition of HLHK by Trimfast, Inc., and a recapitalization of Trimfast, Inc. The Company's consolidated financial statements immediately following the acquisition are as follows: (1) The Balance Sheet consists of Trimfast, Inc.'s net assets at historical cost and HLHK's net assets at historical cost and (2) the Statement of Operations includes Trimfast, Inc.'s operations for the period presented and HLHK's operations from the date of acquisition. On September 4, 1998 the Company filed an amendment to its articles of incorporation to (i) change it's name from HLHK to Trimfast Group, Inc., and to (ii) authorize 20,000,000 shares each of Class A and Class B Preferred Stock,$0.01 par value. All subsequent references to the Company refer to Trimfast Group, Inc. (the "Company").

         On December 8, 1998, effective for stockholders of record on December 20, 1998, Trimfast Group, Inc.'s Board of Directors approved a one-for-ten reverse split of its shares of issued and outstanding common stock. On the same date, Trimfast Group, Inc.'s Chairman, CEO and principal stockholder purchased all 508,313 post reverse-split shares (5,083,134 pre-reverse-split shares) of Trimfast Group Inc.'s outstanding common stock held beneficially by the prior principal stockholder of HLHK.

                                 TRIMFAST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1997
                             -----------------------

NOTE 8 - SUBSEQUENT EVENTS - (CONT'D)
-------------------------------------

         (B) Acquisitions
         ----------------

         On March 18, 1999 the Company acquired IMMMU, Inc. ("IMMMU") and IMMCEL Pharmaceuticals, Inc. ("IMMCEL"), two companies related through common stockholders, in a transaction accounted for as a purchase. Under terms of the agreement, 235,000 shares of the Company's common stock, $50,000 in cash and an option agreement for shares of the Company's common stock exercisable based on stipulated Company performance criteria were exchanged for all of the issued and outstanding capital stock of IMMMU and IMMCEL. IMMMU and IMMCEL are manufacturers of nutritional supplements primarily marketed to pharmacies, supermarkets and discount stores. In connection with the acquisitions, the Company entered into a five year employment agreement, renewable in one year increments, with a former stockholder of IMMMU and IMMCEL whereby the former stockholder will be employed as the Chief Executive Officer of IMMMU and IMMCEL and serve on the Board of Directors of the Company. The former stockholder will receive an annual salary of $75,000 and a bonus based on stipulated performance criteria. The employment agreement may be terminated by the Company if IMMMU and IMMCEL have two consecutive non-profitable fiscal quarters as defined in the agreement.

         On May 24, 1999 the Company acquired certain assets of Ice Cold Water Co., Inc. ("ICW") including certain receivables, inventory, property and equipment, a customer list and the name "Ice Cold Water" and all other intellectual property rights associated with the name. Under terms of the agreement, the Company acquired the assets for $20,000 in cash and a $100,000 promissory note at 8.5% per annum which is due in four monthly installments of $25,000 plus accrued interest, commencing June 10, 1999.

         (C) Agreement with Investment Group
         -----------------------------------

         On March 18, 1999 the Company entered into an agreement (the "Agreement") with a third party investment group (the "investment group") whereby the investment group will purchase (i) common shares of the Company in the open market having an aggregate value of no less than $300,000, and (ii) 300,000 common shares from the Company at a price of $4.00 per share according to a stipulated schedule based on average market price of outstanding shares. The Agreement was contingent upon the consumation of the acquisition of IMMMU and IMMCEL, discussed above.

                                  TRIMFAST, INC
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1997
                             -----------------------

NOTE 8 - SUBSEQUENT EVENTS - (CONT'D)
-------------------------------------

         (D) Formation of New Division
         -----------------------------

         On April 21, 1999 the Company formed a new division of Trimfast Group, Inc. doing business as NutritionCafe.com. NutritionCafe.com is an internet web site business established to (i) provide nutrition information, (ii) provide portal links to other information sites and
         (iii) market and sell at a discount the Company's products and products of other nutrition product companies for which the Company acts as a distributor.

         (E) Lease and Purchase Option of Facility
         -----------------------------------------

         In connection with the formation of its new division, NutritionCafe.com, on April 8, 1999 the Company entered into a lease/purchase option agreement for a facility which will be used for the operations of NutrionCafe.com. The lease calls for rental payment of $8,000 per month and is effective for the period from May 15, 1999 through June 30, 2000. In addition, the Company paid $100,000 in cash as non-refundable consideration for a purchase option on the premises. The purchase price shall be for the sum of $1,200,000 with full credit for the $100,000 option monies paid. The option must be exercised by June 30, 2000.

         (F) Issuance of Warrants
         ------------------------

         In May 1999 the Company issued 40,000 warrants to purchase common stock to two unrelated parties. The exercise prices and expirations dates for exercise of the warrants are as follows:

         Quantity                           Exercise Price                              Expiration Date
         --------                           --------------                              ---------------
         10,000                             $4.00                                       May 12, 2000
         10,000                             $4.00                                       May 12, 2000
         10,000                             $7.00                                       May 13, 2000
         10,000                             $7.00                                       May 13, 2000

         (G) Private Placement
         ---------------------

         In January 1999, the Company issued a private placement memorandum (the "Private Placement") pursuant to Regulation D of the Securities Act of 1933, as amended. The Private Placement offered up to 232,500 shares of common stock of the Company, on a best efforts basis, at a price of $4.00 per share. At the termination

                                 TRIMFAST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1997
                             -----------------------

NOTE 8 - SUBSEQUENT EVENTS - (CONT'D)
-------------------------------------

         (G) Private Placement - (CONT'D)
         --------------------------------

         of the offering, the Company had raised approximately $807,000, net of commissions and offering costs.

         (H) Stock Issuances
         -------------------

         Effective December 1998, the principal shareholder of the Company exchanged $126,644 of loans due to him and his wholly-owned affiliates for 703,577 pre-reverse split shares of common stock of the Company valued at a market price of $0.18 per share.

         During 1998 the Company issued 10,000 pre-reverse split shares of common stock in exchange for consulting services at a value of $1.00 per share.

         During 1998 the Company issued 65,000 pre-reverse split shares of common stock to an individual related party in exchange for a loan payable of $40,000.

         (I) Consulting Agreements
         -------------------------

         On October 9, 1998 the Company entered into a consulting agreement with an individual whereby the Company will be provided with advice with regard to corporate strategy and business development and such other matters as agreed upon between the parties from time to time. As consideration for the consulting services provided, the Company shall issue 20,000 post reverse-split shares of common stock to the consultant.

         On December 14, 1998 the Company entered into a two year consulting agreement with an individual whereby the Company will be provided with advice with regard to corporate strategy and business development including targeting of acquisitions. As consideration for the services provided the Company shall issue 50,000 post reverse-split free trading common shares and 250,000 post reverse- split common shares restricted under Rule 144. In addition, the Company shall provide the consultant with a $1,000 per month expense account.

         On December 18, 1998 the Company entered into a two year consulting agreement with a consulting organization whereby the Company will be provided with advice with regard to corporate strategy and

                                 TRIMFAST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1997
                             -----------------------

NOTE 8 - SUBSEQUENT EVENTS - (CONT'D)
-------------------------------------

         (I) Consulting Agreements - (CONT'D)
         ------------------------------------

         business development including targeting of acquisitions. As consideration for the services provided the Company shall issue 100,000 post reverse-split free trading common shares and 350,000 post split common shares restricted under Rule 144. In addition, the Company should make monthly payments of $2,500 to the consulting organization.

         All common stock under the above consulting agreements was issued in 1999.

         (J) Litigation
         --------------

         In 1999 the Company initiated a legal proceeding against a former major customer to collect amounts receivable from that customer aggregating approximately $535,000 at December 31, 1998. Such receivable related to products sold to that customer during 1998 that were voluntarily recalled by the Company, but never returned by the customer. It is management's assertion and the opinion of the Company's outside legal counsel with regard to this matter that since the product was never returned to the Company, and is believed to have been resold by the customer, a successful outcome in favor of the Company is possible. As a result, the Company wrote off $267,240 or fifty percent of the total receivable that existed at December 31, 1998.

         In early 1999, pursuant to a voluntary arrangement with the Food and Drug Administration, the Company's product, Revivarant, was recalled and removed from sale. Since the time of the recall, the Company has been subject to six known lawsuits and claims relating to consumer use of the product. As of the date of this report, only one lawsuit has specified a dollar amount, that being, $400,000 of compensatory damages and $350,000 of punitive damages. The Company is covered for product liability up to $2,000,000 under the policy of its third party manufacturer. All lawsuits and claims are being referred by management to the insurance carrier. With regard to any punitive damage claims, the Company intends vigorously oppose any factual basis for imposition of punitive damages based upon research and efforts made prior to the distribution of the Revivarant product to determine its safety. Since the lawsuits and claims have been made fairly recently, the Company's management and outside legal counsel are unable to

                                 TRIMFAST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1997
                             -----------------------

NOTE 8 - SUBSEQUENT EVENTS - (CONT'D)
-------------------------------------

         (J) Litigation - (CONT'D)
         -------------------------

         evaluate and determine the likely outcome of each cause of action, however, management believes that the Company will be fully covered by the liability insurance, and therefore the outcome of such cases will not materially effect the company's consolidated financial position of future results of operations.

         The Company is subject to various lawsuits, investigations and claims which, in the opinion of management, arise in the normal course of conducting Company business. Several cases have been settled during 1999 and appropriate amounts have been accrued at December 31, 1998. In the opinion of the Company's management after consultation with outside legal counsel, the ultimate disposition of such remaining proceedings will not have a materially adverse effect on the Company's consolidated financial position or future results of operations.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                      -------------------------------------
                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------
                             AS OF DECEMBER 31, 1998
                             -----------------------

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                                    CONTENTS
                               -----------------

  PAGE   F-37      -  INDEPENDENT AUDITORS' REPORT

  PAGE   F-38      -  CONSOLIDATED BALANCE SHEET AS OF
                      DECEMBER 31, 1998

  PAGE   F-39      -  CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR
                      ENDED DECEMBER 31, 1998

  PAGE   F-40      -  CONSOLIDATED STATEMENT OF CHANGES IN
                      STOCKHOLDERS' EQUITY FOR THE YEAR ENDED
                      DECEMBER 31, 1998

  PAGES  F-41-F-42 -  CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE
                      YEAR ENDED DECEMBER 31, 1998

  PAGES  F-43-F-56 -  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS
                      OF DECEMBER 31, 1998

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



To the Board of Directors of:
  Trimfast Group, Inc.

We have audited the accompanying consolidated balance sheet of Trimfast Group, Inc. and Subsidiaries as of December 31, 1998 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trimfast Group, Inc. and Subsidiaries as of December 31, 1998 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




                                                     WEINBERG & COMPANY, P.A.



Boca Raton, Florida
June 10, 1999

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998
                                -----------------


                                                           ASSETS
                                                           ------

CURRENT ASSETS
 Cash                                                     $ 105,641
 Short-term investments                                      15,297
 Accounts receivable                                        357,889
 Due from employees                                           5,800
 Inventory                                                  188,737
   Total Current Assets                                     673,364
                                                          ---------

PROPERTY AND EQUIPMENT - NET                                 33,403

OTHER ASSETS
 Due from affiliate                                           5,945
 Rent deposit                                                10,619
 Cash surrender value of life insurance                       8,107
                                                          ---------
   Total Other Assets                                        24,671
                                                          ---------

TOTAL ASSETS                                              $ 731,438
------------                                              =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES
 Accounts payable and accrued expenses                    $ 625,767
 Notes and loans payable                                     72,100
                                                          ---------
   Total Current Liabilities                                697,867
                                                          ---------
TOTAL LIABILITIES                                           697,867
                                                          ---------

STOCKHOLDERS' EQUITY
 Preferred Stock, Class A, $0.01 par value;
  20,000,000 shares authorized;
  none issued and outstanding                                     -
 Preferred Stock, Class B, $0.01 par value;
  20,000,000 shares authorized;
  none issued and outstanding                                     -
 Common stock, $0.001 par value; 100,000,000
  shares authorized; 2,193,059 shares issued
  and outstanding                                             2,192
Common stock to be issued (145,598 shares)                      146
Additional paid-in capital                                  163,987
 Accumulated deficit                                       (109,220)
 Less cost of treasury stock (5,500 shares)                 (23,534)
                                                          ---------
   Total Stockholders' Equity                                33,571
                                                          ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 731,438
------------------------------------------                =========

          See accompanying notes to consolidated financial statements.

                         TRIMFAST, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------


NET SALES                                                 $1,925,332

COST OF SALES                                                567,472
                                                          ----------

GROSS PROFIT                                               1,357,860
                                                          ----------

OPERATING EXPENSES
 Executive compensation                                      201,077
 Salaries                                                     20,696
 Commissions                                                  41,700
 Depreciation expense                                         10,498
 Professional fees                                            49,511
 Bad debt expense                                            503,839
 Selling, general and administrative expenses                423,289
 Travel and entertainment                                     64,187
                                                          ----------
    Total Operating Expenses                               1,314,797
                                                          ----------

INCOME FROM OPERATIONS                                        43,063
                                                          ----------

OTHER INCOME (EXPENSE)
 Realized gain on sale of trading securities - net             1,905
 Unrealized gain on trading securities - net                     922
 Interest expense                                             (3,264)
                                                          ----------
    Total Other Income (Expense)                                (437)
                                                          ----------

NET INCOME                                                    42,626

NET INCOME PER COMMON SHARE                                $  0.0247
                                                           =========

WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING                                        1,723,134
                                                           =========

          See accompanying notes to consolidated financial statements.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------


                                             COMMON STOCK AND
                                              COMMON STOCK TO      ADDITIONAL
                                                BE ISSUED           PAID-IN      ACCUMULATED   TREASURY
                                            SHARES      AMOUNT      CAPITAL        DEFICIT      STOCK            TOTAL
                                            ------      ------      -------        -------      -----            -----
BALANCE, JANUARY 1, 1998                   3,000,000    $ 1,000     $       -    $ (151,846)   $        -     $ (150,846)

Issuance of common stock in exchange
 for shares of Trimfast Holdings, Inc.       278,080    227,800             -             -             -        227,800

Effect of recapitalization                19,404,907   (206,117)       37,413                           -       (168,704)

Issuance of common stock in exchange
 for stockholder loans                       703,577         70       126,574             -             -        126,644

Reverse one-for-ten stock split          (21,047,908)  ( 20,415)                          -             -       ( 20,415)

Repurchase of treasury stock at cost                                                              (23,534)      ( 23,534)

Net income 1998                                    -           -            -        42,626             -         42,626
                                           ---------   ---------    ---------   -----------  ------------    -----------

BALANCE, DECEMBER 31, 1998                 2,338,656   $   2,338   $  163,987    $ (109,220)   $  (23,534)    $  (33,571)
                                          ==========   =========   ==========   ===========  ============    ===========

          See accompanying notes to consolidated financial statements.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                           $  42,626
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation                                                           10,498
 Bad debt expense                                                       503,839
  Unrealized gain on short-term investments                                (922)
Changes in operating assets and liabilities
(Increase) decrease in:
  Accounts receivable                                                  (856,839)
  Inventory                                                            (165,038)
 Increase (decrease) in:
  Accounts payable and accrued expenses                                 496,181
                                                                      ---------
   Total adjustments                                                    (12,281)
                                                                      ---------
   Net cash provided by operating activities                             30,345
                                                                      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Short-term investments                                                 (14,375)
 Due from employees                                                      (5,800)
 Purchases of property and equipment                                    (37,821)
 Due from affiliate                                                      (5,945)
 Rent deposit                                                            (8,119)
 Purchase of treasury stock                                             (23,534)
 Cash surrender value of life insurance                                  (8,107)
                                                                      ---------
  Net cash used in investing activities                                (103,701)
                                                                      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Due to stockholder/officer                                             (18,436)
 Proceeds from borrowings                                                 1,975
 Proceeds from issuance of common stock                                 177,800
                                                                      ---------
  Net cash provided by financing activities                             161,339
                                                                      ---------

  INCREASE IN CASH AND CASH EQUIVALENTS                                  87,983

  CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                          17,658
                                                                      ---------

  CASH AND CASH EQUIVALENTS - END OF YEAR                             $ 105,641
  ---------------------------------------                             =========

          See accompanying notes to consolidated financial statements.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENT OF CASH FLOWS (CONT'D)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------




  SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
  -----------------------------------------------------------------------

         On August 12, 1998 one hundred percent of the issued and outstanding common stock of Trimfast, Inc. was acquired by HLHK World Group, Inc. in a transaction accounted for as a recapitalization of Trimfast, Inc. HLHK subsequently changed its name to Trimfast Group, Inc. (see Note 12)

         Effective December 1998, the principal shareholder of the Company exchanged $126,644 of loans due to him and his wholly-owned affiliates for 703,577 pre-reverse split shares of common stock of the Company valued at a market price of $0.18 per share.

         During 1998 the Company issued 10,000 pre-reverse split shares of common stock in exchange for consulting services at a value of $1.00 per share.

         During 1998 the Company issued 65,000 pre-reverse split shares of common stock to an individual related party in exchange for a loan payable of $40,000.


          See accompanying notes to consolidated financial statements.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION
----  ---------------------------------------------------------------

         (A) Description of Business
         ---------------------------

         Trimfast Group, Inc. (the Company) formerly known as HLHK World Group, Inc.(HLHK) is a Nevada corporation that through its subsidiaries, develops, markets and sells dietary supplements. The Company's subsidiaries Trimfast, Inc. and Body Life Sciences, Inc. were incorporated in the State of Florida on April 28, 1997 and September 4, 1998, respectively.

         On August 12, 1998 one hundred percent of the issued and outstanding common stock of Trimfast, Inc. was acquired by HLHK World Group, Inc. in a transaction accounted for as a recapitalization of Trimfast, Inc. HLHK subsequently changed its name to Trimfast Group, Inc. (see Note 12)

         (B) Principles of Consolidation
         -------------------------------

         The consolidated financial statements include the accounts of Trimfast Group, Inc. and its subsidiaries Trimfast, Inc. and Body Life Sciences, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

         (C) Use of Estimates
         --------------------

         In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

         (D) Cash and Cash Equivalents
         -----------------------------

         For purposes of the cash flow statement, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION -(CONT'D)
----  -------------------------------------------------------------------------

         (E) Short-Term Investments
         --------------------------

         The Company's policy is to invest in various equity or debt instruments. The Company accounts for such investments in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities."

         Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the specific identification method.

         (F) Inventories
         ---------------

         Inventories consist principally of finished goods and raw materials and are stated at lower of cost or market determined on the first-in, first-out method.

         (G) Property and Equipment
         --------------------------

         Property and equipment are stated at cost, less accumulated depreciation. Expenditures from maintenance and repairs are charged to expense as incurred. Depreciation is provided using the double-declining balance method over the estimated useful life of the assets from five to seven years.

         (H) Revenue Recognition
         -----------------------

         The Company recognizes income from sale of products at the time of delivery.

         (I) Income taxes
         ----------------

         The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" ("Statement

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION -(CONT'D)
----  -------------------------------------------------------------------------

         (I) Income taxes - (CONT'D)
         ---------------------------

         No.109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         (J) Earnings Per Share Data
         ---------------------------

         Net income per common share for the year ended December 31, 1998 is computed by dividing net income by the weighted average common shares outstanding during the year as defined by Statement of Financial Accounting Standards, No. 128, "Earnings per Share". For 1998, under Generally Accepted Accounting Principles, the shares outstanding for the period from January 1, 1998 through the acquisition date of August 12, 1998 (Note 12), are deemed to be that amount issued and to be issued to the shareholders of Trimfast, Inc. on the acquisition date. For the period from the acquisition date through December 31, 1998, the shares used in the weighted average computation are the actual shares outstanding for that period.

NOTE 2 - SHORT-TERM INVESTMENTS
-------------------------------

         The Company's short-term investments are comprised of equity securities, all classified as trading securities, which are carried at their fair value based upon the quoted market prices of those investments at December 31, 1998. Accordingly, net realized and unrealized gains and losses on trading securities are included in net earnings.

         The composition of short-term investments at December 31 is as follows:

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------

NOTE 2 - SHORT-TERM INVESTMENTS -(CONT'D)
-----------------------------------------

                                         Fair
                                         Cost              Value
                                         ----              -----
         Common stock                  $14,375            $15,297
                                       -------            -------

         Short-term investments        $14,375            $15,297
                                       =======            =======

         Investment income for the year ended December 31, 1998 consisted of the following:

         Net realized gains on the
         sale of trading securities                       $ 1,905
         Net unrealized holding gains                         922
                                                          -------
                                                          $ 2,827
                                                          =======
NOTE 3 - BAD DEBT EXPENSE
-------------------------

         During 1998 the Company wrote off accounts receivable of $202,112 from a customer who filed for bankruptcy and $267,240 from another customer relating to a voluntary recall of a Company product. (See
         Note 7(D))

NOTE 4 - PROPERTY AND EQUIPMENT
-------------------------------

         Property and equipment at December 31, 1998 consisted of the following:

         Automobiles                                                   $33,475
         Furniture and fixtures                                          7,900
         Equipment                                                       2,756
                                                                       -------
                                                                       $44,131
                                                                       -------
          Less accumulated depreciation                                (10,728)
                                                                       -------
                                                                       $33,403
                                                                       =======

         Depreciation expense for the year ended December 31, 1998 was $10,498.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------

NOTE 5 - INCOME TAXES
---------------------

         There was no income tax expense for 1998 due to the usage of net operating loss carryforwards.

         The actual tax expense differs from the "expected" tax expense for the year ended December 31, 1998 (computed by applying the U.S. Federal Corporate tax rate of 34 percent to income before income taxes), as follows:

         Computed "expected" tax expense               $ 14,493
         State income tax, net of federal benefit         1,547
         Meals and entertainment                         10,911
         Benefit of net operating loss carry forwards   (26,951)
                                                       --------
                Actual tax expense                     $      -
                                                       ========

         At December 31, 1998, the unused pre-acquisiton net operating loss carryforwards available to offset the separate future net income of Trimfast, Inc. and its subsidiary, Body Life Sciences, Inc., and Trimfast Group, Inc., the holding company (f.k.a. HLHK World Group, Inc.) were $94,105 and $1,105,240, respectively. The deferred tax assets of $51,628 and $381,554, respectively, resulting from these net operating loss carryforwards were fully offset by valuation allowances at December 31, 1998. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the historical taxable earnings patterns, reversal of deferred tax liabilities, and projected future taxable income in making this assessment.

         The $94,105 net operating loss carryforward may be used to offset future net income of Trimfast, Inc. and its subsidiary through the year 2012. Usage of the $1,105,240 net operating loss carryforward of Trimfast Group, Inc., the holding company, is subject to a separate return limitation year rule, which allows it to be applied only to future net income of Trimfast Group, Inc., the holding company. There was no post-acquisition net operating loss carryforward for the consolidated group.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------

NOTE 5 - INCOME TAXES - (CONT'D)
--------------------------------

         The valuation allowance for the deferred tax asset resulting from the net operating loss of Trimfast, Inc. as of January 1, 1998 was $51,627. The net change in the pre-acquisition valuation allowance for Trimfast, Inc. was an decrease of $19,633. The valuation allowance for the deferred tax asset resulting from the net operating losses of Trimfast Group, Inc., the holding company, as of January 1, 1998 was $381,554. The net change in the pre-acquisition valuation allowance for Trimfast Group, Inc., the holding company, was a decrease of $5,772.

NOTE  6 - NOTES AND LOANS PAYABLE
----  ---------------------------

         The Company has three notes payable with individual lenders in the amounts of $20,000, $25,125 and $25,000. The following schedule reflects notes and loans payable to non-related parties at December 31, 1998:

         Notes payable to individual
         lenders in the amounts of $20,000,
         $25,000 and $25,125, currently due,
         interest at 12% per annum                             $ 70,125

         Other loans payable, currently due                       1,975
                                                              ---------
                                                               $ 72,100
                                                              =========

         Accrued interest of $15,923 on the notes and loans payable has been included in accrued expenses at December 31, 1998. All principal and accrued interest for $50,125 of the notes were exchanged for an aggregate 40,000 shares of common stock in 1999.

NOTE  7 - COMMITMENTS AND CONTINGENCIES
----  ---------------------------------

         (A) Year 2000 Issues
         --------------------

         The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------

NOTE  7 - COMMITMENTS AND CONTINGENCIES - (CONT'D)
-------------------------------------------------

         (A) Year 2000 Issues - (CONT'D)
         -------------------------------

         The Company uses a standard off the shelf accounting software package for all of its accounting requirements. Management has contacted the software vendor and confirmed that the accounting software is Year 2000 compliant. Management has contacted its primary vendors has not identified any Year 2000 compliance issues with those vendors. Costs of investigating Year 2000 compliance issues have not been material to date. As a result, management believes that the effect of investigating and resolving Year 2000 compliance issues will not have a material effect on the Company's future financial position or results of operations.

         (B) Lease Agreements
         --------------------

         The Company leases a corporate office facility in Tampa, office equipment, and two automobiles under operating leases. The leases have remaining terms varying from the years 1999 through 2002.

         Future minimum lease payments for the operating leases are as follows at December 31, 1998:

                           Years
                           Ending                   Amount
                           ------                   ------

                           1999                   $  39,393
                           2000                      40,407
                           2001                      26,708
                           2002                       8,302
                                                  ---------
                                                  $ 114,810
                                                  =========

         Rent expense for 1998 aggregated $31,885.

         (C) Consulting Agreements
         -------------------------

         On October 9, 1998 the Company entered into a consulting agreement with an individual whereby the Company will be provided with advice with regard to corporate strategy and business development and such other matters as agreed upon between the parties from time to time. As consideration for the consulting services provided, the Company shall issue 20,000 post reverse-split shares of common stock to the consultant (See Note 8(B)).

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------

NOTE  7 - COMMITMENTS AND CONTINGENCIES - (CONT'D)
-------------------------------------------------

         (C) Consulting Agreements - (CONT'D)
         ------------------------------------

         On December 14, 1998 the Company entered into a two year consulting agreement with an individual whereby the Company will be provided with advice with regard to corporate strategy and business development including targeting of acquisitions. As consideration for the services provided the Company shall issue 50,000 post reverse-split free trading common shares and 250,000 post reverse- split common shares restricted under Rule 144 (See Note 8(B)). In addition, the Company shall provide the consultant with a $1,000 per month expense account.

         On December 18, 1998 the Company entered into a two year consulting agreement with a consulting organization whereby the Company will be provided with advice with regard to corporate strategy and business development including targeting of acquisitions. As consideration for the services provided the Company shall issue 100,000 post reverse-split free trading common shares and 350,000 post split common shares restricted under Rule 144 (See Note 8B). In addition, the Company should make monthly payments of $2,500 to the consulting organization.

         All common stock under the above consulting agreements was issued in 1999.

         (D) Litigation
         --------------

         In 1999 the Company initiated a legal proceeding against a former major customer to collect amounts receivable from that customer aggregating approximately $535,000 at December 31, 1998. Such receivable related to products sold to that customer during 1998 that were voluntarily recalled by the Company, but never returned by the customer. It is management's assertion and the opinion of the Company's outside legal counsel with regard to this matter that since the product was never returned to the Company, and is believed to have been resold by the customer, a successful outcome in favor of the Company is possible. The Company has written off $267,240 or fifty percent of the total receivable.(See Note 3)

         In early 1999, pursuant to a voluntary arrangement with the Food and Drug Administration, the Company's product, Revivarant, was recalled and removed from sale. Since the time of the recall, the Company has been subject to six known lawsuits and claims relating

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------


NOTE  7 - COMMITMENTS AND CONTINGENCIES - (CONT'D)
-------------------------------------------------

         (D) Litigation - (CONT'D)
         -------------------------

         to consumer use of the product. As of the date of this report, only one lawsuit has specified a dollar amount, that being, $400,000 of compensatory damages and $350,000 of punitive damages. The Company is covered for product liability up to $2,000,000 under the policy of its third party manufacturer. All lawsuits and claims are being referred by management to the insurance carrier. With regard to any punitive damage claims, the Company intends vigorously oppose any factual basis for imposition of punitive damages based upon research and efforts made prior to the distribution of the Revivarant product to determine its safety. Since the lawsuits and claims have been made fairly recently, the Company's management and outside legal counsel are unable to evaluate and determine the likely outcome of each cause of action, however, management believes that the Company will be fully covered by the liability insurance, and therefore the outcome of such cases will not materially effect the company's consolidated financial position of future results of operations.

         The Company is subject to various lawsuits, investigations and claims which, in the opinion of management, arise in the normal course of conducting Company business. Several cases have been settled during 1999 and appropriate amounts have been accrued at December 31, 1998. In the opinion of the Company's management after consultation with outside legal counsel, the ultimate disposition of such remaining proceedings will not have a materially adverse effect on the Company's consolidated financial position or future results of operations.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------


NOTE  8 - STOCKHOLDERS' EQUITY
----  ------------------------

         (A) Authorized Shares
         ---------------------

         The Company has authorized 100,000,000 shares of common stock, $0.001 par value; 20,000,000 share of Class A Preferred Stock,$0.01 par value; and 20,000,000 shares of Class B Preferred Stock, $0.01 par value. The preferred stock shall have such rights and preferences as determined by the Board of Directors.

         (B) Reverse Stock Split
         -----------------------

         On December 8, 1998, effective for stockholders of record on December 20, 1998, the Company's Board of Directors approved a one- for-ten reverse split of its shares of issued and outstanding common stock.

         (C) Repurchase of Outstanding Common Stock By Principal Stockholder
         -------------------------------------------------------------------

         On December 8, 1998 the Company's Chairman, CEO and principal stockholder, purchased all 508,313 post reverse-split shares (5,083,134 pre-reverse-split shares) of the Company's outstanding common stock held beneficially by the prior principal stockholder of HLHK (See Note
         12).

NOTE 9 - CONCENTRATIONS
-----------------------

         (A) Supplier Concentration
         --------------------------

         The Company procures raw materials from various suppliers but contracts the production of finished products to one primary third party manufacturing company. Since December 31, 1998 the Company has contracted with other production facilities for several of its products and believes that many alternative third party production facilities are available should the need arise.

         (B) Customer Concentration
         --------------------------

         During 1998, approximately 60% of consolidated revenues was derived from one customer and 13% was derived from two other customers. (Note 3)

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------

NOTE 10 - RELATED PARTIES
-------------------------

         The Company periodically advances funds to the principal stockholder and affiliates of the principal stockholder, pays certain expenses of the principal stockholder, and borrows from the principal stockholder. The advances to affiliates are shown as due from affiliate. All net amounts due to the principal stockholder were converted to common stock in December 1998. (See supplemental disclosure of non-cash investing and financing activities in cash flow statement.)

         During 1998 the Company issued 65,000 shares of common stock to an individual related party in exchange for a loan payable of $40,000.

NOTE 11 - OPERATING AGREEMENTS
------------------------------

         The Company enters into wholesaler and broker agreements whereby the wholesalers and brokers are appointed the Company's sole and exclusive wholesaler and broker within a specified geographic territory for certain stipulated products. In general, under the agreements, the wholesalers and brokers have the right to purchase, sell, promote, advertise and deliver the stipulated products. Broker agreements allow for broker commissions while wholesaler agreements allow for the purchase of product by distributors at a discount. The agreements generally may be terminated by either party with 60 days notice to the other party.

NOTE 12 - ACQUISITION AND RECAPITALIZATION
------------------------------------------

         Under a Stock Exchange Agreement (the "Agreement") consumated on August 12, 1998, HLHK World Group, Inc., a non-reporting public shell, acquired one hundred percent of the issued and outstanding common stock of Trimfast, Inc. in exchange for 13,705,488 shares of the $0.001 par value common stock of HLHK. Under the terms of the Agreement, shares were exchanged at a ratio of three shares of HLHK common stock for each share of Trimfast, Inc. common stock. As a result of the exchange, the Company became a wholly-owned subsidiary of HLHK and the stockholders of Trimfast, Inc. became stockholders of approximately sixty percent of HLHK (Approximately 82% after repurchase agreement discussed in Note 8(C)). Generally Accepted Accounting Principles require that the Company whose shareholders retain a majority interest in a combined business be treated as the acquirer for accounting purposes. As a result, the exchange was treated as an acquisition of HLHK by Trimfast, Inc.,

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------

NOTE 12 - ACQUISITION AND RECAPITALIZATION - (CONT'D)
-----------------------------------------------------

         and a recapitalization of Trimfast, Inc. The Company's consolidated financial statements immediately following the acquisition was as follows: (1) The Balance Sheet consists of Trimfast, Inc.'s net assets at historical cost and HLHK's net assets at historical cost and (2) the Statement of Operations includes Trimfast, Inc.'s operations for the period presented and HLHK's operations from the date of acquisition. On September 4, 1998 the Company filed an amendment to its articles of incorporation to (i) change its name from HLHK to Trimfast Group, Inc. and (ii) authorize 20,000,000 shares each of Class A and Class B Preferred Stock, $0.01 par value.

NOTE  13 - SUBSEQUENT EVENTS
----  ----------------------

         (A) Acquisitions
         ----------------

         On March 18, 1999 the Company acquired IMMMU, Inc. ("IMMMU") and IMMCEL Pharmaceuticals, Inc. ("IMMCEL"), two companies related through common stockholders, in a transaction accounted for as a purchase. Under terms of the agreement, 235,000 shares of the Company's common stock, $50,000 in cash and an option agreement for shares of the Company's common stock exercisable based on stipulated Company performance criteria were exchanged for all of the issued and outstanding capital stock of IMMMU and IMMCEL. IMMMU and IMMCEL are manufacturers of nutritional supplements primarily marketed to pharmacies, supermarkets and discount stores. In connection with the acquisitions, the Company entered into a five year employment agreement, renewable in one year increments, with a former stockholder of IMMMU and IMMCEL whereby the former stockholder will be employed as the Chief Executive Officer of IMMMU and IMMCEL and serve on the Board of Directors of the Company. The former stockholder will receive an annual salary of $75,000 and a bonus based on stipulated performance criteria. The employment agreement may be terminated by the Company if IMMMU and IMMCEL have two consecutive non-profitable fiscal quarters as defined in the agreement.

         On May 24, 1999 the Company acquired certain assets of Ice Cold Water Co., Inc. ("ICW") including certain receivables, inventory, property and equipment, a customer list and the name "Ice Cold Water" and all other intellectual property rights associated with the name. Under terms of the agreement, the Company acquired the assets for $20,000 in cash and a $100,000 promissory note at 8.5%

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------

NOTE  13 - SUBSEQUENT EVENTS - (CONT'D)
--------------------------------------

         (A) Acquisitions - (CONT'D)
         ---------------------------

         per annum which is due in four monthly installments of $25,000 plus accrued interest, commencing June 10, 1999.

         (B) Agreement with Investment Group
         -----------------------------------

         On March 18, 1999 the Company entered into an agreement (the "Agreement") with a third party investment group (the "investment group") whereby the investment group will purchase (i) common shares of the Company in the open market having an aggregate value of no less than $300,000, and (ii) 300,000 common shares from the Company at a price of $4.00 per share according to a stipulated schedule based on average market price of outstanding shares. The Agreement was contingent upon the consumation of the acquisition of IMMMU and IMMCEL, discussed above.

         (C) Formation of New Division
         -----------------------------

         On April 21, 1999 the Company formed a new division of Trimfast Group, Inc. doing business as NutritionCafe.com. NutritionCafe.com is an internet web site business established to (i) provide nutrition information, (ii) provide portal links to other information sites and
         (iii) market and sell at a discount the Company's products and products of other nutrition product companies for which the Company acts as a distributor.

         (D) Lease and Purchase Option of Facility
         -----------------------------------------

         In connection with the formation of its new division, NutritionCafe.com, on April 8, 1999 the Company entered into a lease/purchase option agreement for a facility which will be used for the operations of NutrionCafe.com. The lease calls for rental payment of $8,000 per month and is effective for the period from May 15, 1999 through June 30, 2000. In addition, the Company paid $100,000 in cash as non-refundable consideration for a purchase option on the premises. The purchase price shall be for the sum of $1,200,000 with full credit for the $100,000 option monies paid. The option must be exercised by June 30, 2000.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             -----------------------


NOTE  13 - SUBSEQUENT EVENTS - (CONT'D)
--------------------------------------

         (E) Issuance of Warrants
         ------------------------

         In May 1999 the Company issued 40,000 warrants to purchase common stock to two unrelated parties. The exercise prices and expirations dates for exercise of the warrants are as follows:

         Quantity                           Exercise Price                              Expiration Date
         --------                           --------------                              ---------------
         10,000                             $4.00                                       May 12, 2000
         10,000                             $4.00                                       May 12, 2000
         10,000                             $7.00                                       May 13, 2000
         10,000                             $7.00                                       May 13, 2000

         (F) Private Placement
         ---------------------

         In January 1999, the Company issued a private placement memorandum (the "Private Placement") pursuant to Regulation D of the Securities Act of 1933, as amended. The Private Placement offered up to 232,500 shares of common stock of the Company, on a best efforts basis, at a price of $4.00 per share. At the termination of the offering, the Company had raised approximately $807,000, net of commissions and offering costs.

                               INDEX TO EXHIBITS


EXHIBIT NO.    DESCRIPTION
-----------    -----------

     3. (i)(a) Articles of Incorporation Kendrex Systems, Inc.
           (b) Amendment to the Articles of Incorporation for Kendrex Systems, Inc.
           (c) Certificate of amendment to the Articles of Incorporation for HLHK World Group, Inc.
           (d) Articles of Incorporation for HLHK World Group, Inc.
           (e) Articles of Incorporation for TrimFast Inc.
           (f) Articles of Incorporation for Body Life Sciences, Inc.
           (g) Articles of Incorporation for Nutrition Cafe, Inc.
           (h) Certificate of Incorporation of Immmu Inc.
           (i) Certificate of Incorporation Immcel Pharmaceuticals, Inc.

     3.(ii) Bylaws of Kendrex Systems, Inc. ("TrimFast Group, Inc.")

     4. Debenture Agreement

    10.(a) Deal Memorandum with the Worldwide Championship Wrestling
       (b) Lease Option Agreement for Clearwater property.

    21. Subsidiaries of Registrant

    23.(a) Consent of Weinberg & Company, P.A.
       (b) Consent of Schvaneveldt and Company